Exhibit 99.1

First Half Condensed Consolidated Financial Statements

for the six months ended June 30, 2011

and

Operating and Financial Review and Recent Developments

I – CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS*	1

CONSOLIDATED BALANCE SHEETS – ASSETS	1

CONSOLIDATED BALANCE SHEETS – LIABILITIES AND EQUITY	2

CONSOLIDATED INCOME STATEMENTS	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5

CONSOLIDATED STATEMENTS OF CASH FLOWS	6

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011	7

A. BASIS OF PREPARATION OF THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING POLICIES	7

B. SIGNIFICANT INFORMATION DURING THE FIRST HALF OF 2011	11

C. EVENTS SUBSEQUENT TO JUNE 30, 2011	38

II – OPERATING AND FINANCIAL REVIEW AND RECENT DEVELOPMENTS

A. SIGNIFICANT EVENTS OF THE FIRST HALF OF 2011	39

B. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2011)	44

C. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2011	44

D. PRINCIPAL RISK FACTORS AND UNCERTAINTIES	65

E. APPENDIX – DEFINITION OF FINANCIAL INDICATORS	67

*	The condensed half-year consolidated financial statements are unaudited.

I   –     CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2011	December 31, 2010

Property, plant and equipment	B.2.	10,669	8,155

Goodwill	B.3.	35,885	31,932

Other intangible assets	B.3. - B.4.	24,192	12,479

Investments in associates and joint ventures	B.5.	910	924

Non-current financial assets	B.6.	2,124	1,644

Deferred tax assets	B.13.	3,178	3,051

Non-current assets		76,958	58,185
Inventories		6,264	5,020

Accounts receivable		7,709	6,507

Other current assets		1,966	2,000

Current financial assets		115	51

Cash and cash equivalents	B.9.	6,538	6,465

Current assets		22,592	20,043

Assets held for sale or exchange(1)	B.1.2. - B.7.	44	7,036

TOTAL ASSETS		99,594	85,264

(1)

The assets of Merial, classified in Assets held for sale or exchange in 2010, have in 2011 been reclassified to the relevant balance sheet line items, in accordance with IFRS 5.26 (see Notes B.1.2. and B.7.).

The accompanying notes on pages 7 to 38 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED BALANCE SHEETS – LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2011	December 31, 2010

Equity attributable to equity holders of Sanofi		52,456	53,097

Equity attributable to non-controlling interests		143	191

Total equity	B.8.	52,599	53,288

Long-term debt	B.9.	13,289	6,695

Non-current liabilities related to business combinations and to non-controlling interests	B.11.	1,390	388

Provisions and other non-current liabilities	B.12.	9,704	9,326

Deferred tax liabilities	B.13.	6,560	3,808

Non-current liabilities		30,943	20,217

Accounts payable		3,111	2,800

Other current liabilities		5,967	5,624

Current liabilities related to business combinations and to non-controlling interests	B.11.	207	98

Short-term debt and current portion of long-term debt	B.9.	6,753	1,565

Current liabilities		16,038	10,087

Liabilities related to assets held for sale or exchange(1)	B.1.2. - B.7.	14	1,672

TOTAL LIABILITIES & EQUITY		99,594	85,264

(1)

The liabilities of Merial, classified in Liabilities related to assets held for sale or exchange in 2010, have in 2011 been reclassified to the relevant balance sheet line items, in accordance with IFRS 5.26 (see Notes B.1.2. and B.7.).

The accompanying notes on pages 7 to 38 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	6 months to June 30, 2011	6 months to June 30,(1) 2010	12 months to December 31,(1) 2010
Net sales	B.20.	16,128	16,205	32,367

Other revenues		835	807	1,669

Cost of sales		(5,214)	(4,496)	(9,398)

Gross profit		11,749	12,516	24,638

Research and development expenses		(2,297)	(2,260)	(4,547)

Selling and general expenses		(4,201)	(3,955)	(8,149)

Other operating income		191	243	369

Other operating expenses		(168)	(141)	(292)

Amortization of intangibles	B.3.	(1,701)	(1,802)	(3,529)

Impairment of intangibles	B.4.	(69)	(108)	(433)

Fair value remeasurement of contingent consideration liabilities(2)	B.11.	(66)	—	—

Restructuring costs	B.16.	(467)	(190)	(1,384)

Other gains and losses, and litigation(2)	B.17.	(517)	—	(138)

Operating income		2,454	4,303	6,535

Financial expenses	B.18.	(234)	(214)	(468)

Financial income	B.18.	56	74	106

Income before tax and associates and joint ventures		2,276	4,163	6,173

Income tax expense	B.19.	(472)	(1,071)	(1,430)

Share of profit/(loss) of associates		556	476	978

Net income		2,360	3,568	5,721

Net income attributable to non-controlling interests		136	147	254

Net income attributable to equity holders of Sanofi		2,224	3,421	5,467

Average number of shares outstanding (million)	B.8.6.	1,308.6	1,305.8	1,305.3

Average number of shares outstanding after dilution (million)	B.8.6.	1,313.3	1,309.3	1,308.2

– Basic earnings per share (in Euros)		1.70	2.62	4.19

– Diluted earnings per share (in Euros)		1.69	2.61	4.18

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

(2)	See Note A.1.3.

The accompanying notes on pages 7 to 38 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Net income	2,360	3,568	5,721
Attributable to equity holders of Sanofi	2,224	3,421	5,467
Attributable to non-controlling interests	136	147	254

Income/(expense) recognized directly in equity:
• Actuarial gains/(losses)	95	(628)	(311)
• Remeasurement of Merial previously held equity interests	—	(5)	—
• Tax effect on above items(1)	(51)	192	172
Items not to be reclassified to profit or loss	44	(441)	(139)
• Available-for-sale financial assets	215	23	141
• Cash flow hedges	6	(56)	17
• Change in cumulative translation difference	(1,748)	4,671	2,654
• Tax effect on above items(1)	(12)	16	(20)
Items that may be reclassified subsequently to profit or loss	(1,539)	4,654	2,792

Total income/(expense) recognized directly in equity	(1,495)	4,213	2,653

Total recognized income/(expense) for the period	865	7,781	8,374

Attributable to equity holders of Sanofi	739	7,618	8,109
Attributable to non-controlling interests	126	163	265

(1)	See analysis in Note B.8.7.

The accompanying notes on pages 7 to 38 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share-based payment	Other items recognized directly in equity	Attributable to equity holders of Sanofi	Attributable to non-controlling interests	Total equity
Balance at January 1, 2010	2,637	48,448	(526)	1,696	(3,933)	48,322	258	48,580
Income/(expense) recognized directly in equity(1)	—	(441)	—	—	4,638	4,197	16	4,213

Net income for the period	—	3,421	—	—	—	3,421	147	3,568

Total recognized income/(expense) for the period	—	2,980	—	—	4,638	7,618	163	7,781

Dividend paid out of 2009 earnings (€2.40 per share)	—	(3,131)	—	—	—	(3,131)	—	(3,131)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(239)	(239)
Share repurchase program	—	—	(321)	—	—	(321)	—	(321)
Reduction in share capital	(16)	(404)	420	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	1	10	—	—	—	11	—	11
• Proceeds from sale of treasury shares on exercise of stock options	—	—	56	—	—	56	—	56
• Value of services obtained from employees	—	—	—	58	—	58	—	58
• Tax effect of exercise of stock options	—	—	—	(1)	—	(1)	—	(1)
Non-controlling interests generated by acquisitions	—	—	—	—	—	—	—	—
Changes in non-controlling interests without loss of control	—	(61)	—	—	—	(61)	(26)	(87)

Balance at June 30, 2010	2,622	47,842	(371)	1,753	705	52,551	156	52,707

Income/(expense) recognized directly in equity(1)	—	302	—	—	(1,857)	(1,555)	(5)	(1,560)

Net income for the period	—	2,046	—	—	—	2,046	107	2,153

Total recognized income/(expense) for the period	—	2,348	—	—	(1,857)	491	102	593

Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(68)	(68)
Share-based payment plans:
• Exercise of stock options	—	7	—	—	—	7	—	7
• Proceeds from sale of treasury shares on exercise of stock options	—	—	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	75	—	75	—	75
• Tax effect of exercise of stock options	—	—	—	1	—	1	—	1
Non-controlling interests generated by acquisitions	—	—	—	—	—	—	1	1
Changes in non-controlling interests without loss of control	—	(28)	—	—	—	(28)	—	(28)

Balance at December 31, 2010	2,622	50,169	(371)	1,829	(1,152)	53,097	191	53,288

Income/(expense) recognized directly in equity(1)	—	44	—	—	(1,529)	(1,485)	(10)	(1,495)

Net income for the period	—	2,224	—	—	—	2,224	136	2,360

Total recognized income/(expense) for the period	—	2,268	—	—	(1,529)	739	126	865

Dividend paid out of 2010 earnings (€2.50 per share)	—	(3,262)	—	—	—	(3,262)	—	(3,262)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(180)	(180)
Increase in share capital – dividends paid in shares(2)	76	1,814	—	—	—	1,890	—	1,890
Share repurchase program(3)	—	—	(113)	—	—	(113)	—	(113)
Share-based payment plans:
• Exercise of stock options	2	26	—	—	—	28	—	28
• Issuance of restricted shares(4)	1	(1)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	68	—	68	—	68
• Tax effect of exercise of stock options	—	—	—	3	—	3	—	3
Changes in non-controlling interests without loss of control	—	5	—	—	—	5	6	11

Balance at June 30, 2011	2,701	51,019	(483)	1,900	(2,681)	52,456	143	52,599

(1)	See Note B.8.7.
(2)	See Note B.8.2.
(3)	See Note B.8.3.
(4)	See Note B.8.1.

The accompanying notes on pages 7 to 38 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	6 months to June 30, 2011	6 months to June 30, 2010(1)	12 months to December 31, 2010(1)
Net income attributable to equity holders of Sanofi		2,224	3,421	5,467

Non-controlling interests other than BMS(2)		12	9	17
Share of undistributed earnings of associates and joint ventures		8	52	52
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,925	2,414	5,129
Gains and losses on disposals of non-current assets, net of tax(3)		(35)	(81)	(111)
Net change in deferred taxes		(983)	(275)	(1,511)
Net change in provisions		356	(229)	461
Cost of employee benefits (stock options and other share-based payments)		68	58	133
Impact of the workdown of acquired inventories remeasured at fair value		264	134	142
Unrealized (gains)/losses recognized in income		(59)	208(7)	245(7)

Operating cash flow before changes in working capital		4,780	5,711	10,024

(Increase)/decrease in inventories		(345)	(422)	(386)
(Increase)/decrease in accounts receivable		(375)	(463)	(96)
Increase/(decrease) in accounts payable		27	3	59
Net change in other current assets, current financial assets and other current liabilities		(182)	(457)	272

Net cash provided by/(used in) operating activities(4)		3,905	4,372	9,873

Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(832)	(786)	(1,662)
Acquisitions of investments in consolidated entities, net of cash acquired	B.1.	(13,444)	(1,357)	(1,659)
Acquisitions of available-for-sale financial assets		(23)	(41)	(74)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(5)		71	75	136
Net change in loans and other financial assets		361	(29)	(216)

Net cash provided by/(used in) investing activities		(13,867)	(2,138)	(3,475)

Issuance of Sanofi shares(6)	B.8.	28	11	18
Dividends paid:
• to shareholders of Sanofi(6)		(1,372)	(3,131)	(3,131)
• to non-controlling interests, excluding BMS(2)		(11)	(5)	(7)
Transactions with non-controlling interests, other than dividends		—	(96)	(97)
Additional long-term debt contracted	B.9.1.	7,810	527	505
Repayments of long-term debt	B.9.1.	(713)	(440)	(1,984)
Net change in short-term debt		4,309	(316)	314
Acquisition of treasury shares		(113)	(321)	(321)
Disposals of treasury shares, net of tax		1	57	57

Net cash provided by/(used in) financing activities		9,939	(3,714)	(4,646)

Impact of exchange rates on cash and cash equivalents		(50)	156	55
Impact of the cash and cash equivalents of Merial(1)		146	—	—

Net change in cash and cash equivalents(1)		73	(1,324)	1,807

Cash and cash equivalents, beginning of period		6,465	4,692	4,692
Cash and cash equivalents, end of period	B.9.	6,538	3,221	6,465

(1)     Further to the announcement that Merial and Intervet/Schering-Plough are to be maintained as separate businesses operating independently, the line items in the statement of cash flows for the comparative periods (2010) include cash flows generated by the operating investing and financing activities of Merial. The cash and cash equivalents of Merial were reported in the balance sheet in Assets held for sale or exchange as of December 31, 2009, December 31, 2010 and June 30, 2010.

– Net change in cash and cash equivalents excluding Merial			(1,471)	1,773
– Net change in cash and cash equivalents of Merial			147	34
– Net change in cash and cash equivalents including Merial			(1,324)	1,807

(2) See Note C.1. to the financial statements for the year ended December 31, 2010.
(3) Including available-for-sale financial assets. (4) Including:

– Income taxes paid		(1,460)	(1,718)	(3,389)
– Interest paid		(211)	(204)	(475)
– Interest received		62	28	62
– Dividends received from non-consolidated entities		3	3	3

(5)	Property, plant and equipment, intangible assets, investments in consolidated entities and other non-current financial assets.

(6)	Amounts for issuance of Sanofi shares and dividends paid to equity holders of Sanofi are reported net of dividends taken in the form of shares, which do not generate cash flows.

(7)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries transferred to the parent company (Sanofi).

The accompanying notes on pages 7 to 38 re an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011

INTRODUCTION

Sanofi is a diversified global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs. Sanofi has fundamental strengths in the healthcare field, operating via six growth platforms: emerging markets, diabetes, human vaccines, consumer health care (CHC), animal health and new products.

At the Annual General Meeting held on May 6, 2011, the shareholders approved a change in our company name from “sanofi-aventis” to “Sanofi”.

Sanofi, the parent company of the Group, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the half-year ended June 30, 2011 were reviewed by the Sanofi Board of Directors at the Board meeting on July 27, 2011.

A. BASIS OF PREPARATION OF THE HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1.	Basis of preparation of the half-year consolidated financial statements and accounting policies

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010.

The consolidated financial statements as of June 30, 2011 have been prepared in compliance with standards and interpretations adopted by the European Union and with those issued by the IASB. Except for the changes described in Notes A.1.1. and A.1.3., the accounting policies applied as of June 30, 2011 are identical to those described in the notes to the consolidated financial statements for the year ended December 31, 2010.

IFRSs adopted by the European Union as of June 30, 2011 can be accessed under the heading “IAS/IFRS Standards and Interpretations” at:

http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

A.1.1. New standards and amendments applicable in the period

•

The 2010 “Improvements to IFRSs”, applicable from January 1, 2011, were adopted by the European Union in February 2011. The amendments to IAS 34 (Interim Financial Reporting) specifies that an interim financial report must contain an explanation of significant events and transactions that are necessary to an understanding of changes in financial position and performance since the end of the last annual reporting period. Because the Group’s interim financial statements already satisfy this requirement, the Annual Improvements to IFRSs have no impact on the Group financial statements.

¡

In June 2011, the IASB issued an amendment to IAS 1 (Presentation of Financial Statements). This amendment, which is mandatorily applicable to accounting periods commencing on or after July 1, 2012, has not yet been adopted by the European Union but nonetheless may be applied insofar as it does not contradict existing standards. The amendment requires components of other comprehensive income that can be reclassified to profit or loss to be reported separately from those that can not. Sanofi has early adopted this amendment in the condensed half-year consolidated financial statements as of June 30, 2011.

¡

The other standards, amendments and interpretations mandatorily applicable from January 1, 2011, as issued in 2010 or previously are described in Note B.28. to the consolidated financial statements for the year ended December 31, 2010, and have no material effect on the consolidated financial information for the six months ended June 30, 2011.

A.1.2. New standards, interpretations and amendments issued in the first half of 2011

In May 2011, the IASB issued five pronouncements designed to improve the principles applied in the preparation of consolidated financial statements and the disclosure requirements for joint arrangements and for any type of entity in which an interest is held:

¡

IFRS 10 (Consolidated Financial Statements) supersedes the parts of IAS 27 (Consolidated and Separate Financial Statements) that dealt with consolidated financial statements, and SIC-12 (Consolidation – Special Purpose Entities). This new standard redefines the concept of control; its impact on the Group, especially as regards the scope of consolidation, is under review.

¡

IFRS 11 (Joint Arrangements) supersedes IAS 31 (Interests in Joint Ventures) and SIC-13, (Jointly Controlled Entities – Non-Monetary Contributions by Venturers). This new standard establishes the principles to be applied in accounting for arrangements that give joint control over a business (a “joint operation”) or over an entity (“joint venture”). Whether an arrangement is classified as a joint operation or a joint venture depends on the rights to the assets, and obligations for the liabilities, of each of the parties under the contractual arrangements that establish joint control. Under IFRS 11, proportionate consolidation is no longer a permitted option; Sanofi did not elect this option. Although the impact of this standard is currently under review, Sanofi does not expect it to materially alter the financial statements.

¡

IFRS 12 (Disclosures of Interests in Other Entities) covers the disclosures to be made in respect of interests in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity, irrespective of the level of control or influence exercised over the entity. Because IFRS 12 relates only to the disclosure requirements for such entities, it will have no impact on the Sanofi consolidated financial statements.

Two existing standards – IAS 27 (Consolidated and Separate Financial Statements), and IAS 28 (Investments in Associates) – were amended, to bring them into line with the changes introduced by the publication of IFRS 10, IFRS 11 and IFRS 12.

¡

The amended IAS 27 (Separate Financial Statements) will now refer solely to the accounting treatment of interests in subsidiaries, jointly controlled entities and associates for reporting entities that prepare separate financial statements in accordance with IFRS.

¡	The amended IAS 28 (Investments in Associates and Joint Ventures) must be applied in accounting for interests in associates and in joint ventures (as defined in IFRS 11).

These new pronouncements are applicable from January 1, 2013. Simultaneous early adoption of all five pronouncements is possible subject to their adoption by the European Union, which to date is still pending.

¡

In May 2011, the IASB and the FASB jointly issued a standard and application guidance, providing a common definition of fair value. This standard, known as IFRS 13 (Fair value Measurement) under IFRS, also specifies the disclosures needed to help users understand how fair value is measured, but does not change the scope of application of fair value accounting. IFRS 13 is mandatorily applicable from January 1, 2013.

¡	In June 2011, the IASB issued an amended version of IAS 19, mandatorily applicable from January 1, 2013. The key changes in the amended version are:

-

The option of deferring actuarial gains and losses using the “corridor” method is eliminated. Under the revised standard, all actuarial gains and losses must be recognized directly in equity (other comprehensive income). Sanofi already applies this method.

-

The change in the methods used to determine the assumption regarding the long-term return on plan assets, which under the revised IAS 19 will be based on the discount rate used to measure the present value of the obligation. The rate currently used is based on the expected return on plan assets.

-

The deferral of past service cost on unvested benefits is no longer permitted: all additional costs arising from past service are instead recognized immediately in profit or loss, including any portion relating to benefits not yet vested.

The impact of the amended IAS 19 on the Sanofi financial statements is under review.

None of the pronouncements issued during the first half of 2011 has to date been adopted by the European Union.

A.1.3. Updating of accounting policies as of June 30, 2011

The Group’s accounting policies, as described in Note B to the consolidated financial statements for the year ended December 31, 2010, have been updated as follows:

¡	Business combinations

-

The revised IFRS 3 does not specify the accounting treatment of contingent consideration related to a business combination made by an entity prior to the acquisition of control in that entity and recognized as a liability in its balance sheet. The accounting treatment applied by Sanofi to such a liability is to measure it at fair value as of the acquisition date, and to report it in the line item Liabilities related to business combinations and to non-controlling interests. This treatment is consistent with that applied to contingent consideration in the books of the acquiring entity.

-

Changes in the fair value of contingent consideration in the books of the acquired entity or recognized in a business combination and initially recognized as a liability are recognized in profit or loss in accordance with the principles described in Note B.3.1. to the consolidated financial statements for the year ended December 31, 2010. Such adjustments are reported separately in the income statement, in the line item Fair value remeasurement of liabilities related to contingent consideration. This line item also includes the effect of the unwinding of discount, and of exchange rate movements where the liability is expressed in a currency other than the functional currency of the reporting entity.

¡	Assets and liabilities held for sale and discontinued operations

The accounting treatment required under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) is described in Note B.7 to the consolidated financial statements for the year ended December 31, 2010. In the event of changes to a plan of sale that require an asset no longer to be classified as held for sale, IFRS 5 specifies the following treatment:

-	The assets and liabilities previously classified as held for sale are reclassified to the appropriate balance sheet line items, with no restatement of comparative periods.
-	Each asset is measured at the lower of:

(a)

its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluation that would have been recognized if the asset, had not been classified as held for sale; or

(b)	its recoverable amount at the date of the reclassification.

The backlog of depreciation, amortization and impairment not recognized while a non-current asset was classified as held for sale must be reported in the same income statement line item as that used to report (i) impairment losses arising on the classification of assets as held for sale and (ii) gains or losses on the sale of such assets. In the Sanofi consolidated income statement, these impacts are reported in the line item Other gains and losses, and litigation.

-

The net income of a business that was previously classified as discontinued or held-for-exchange and reported on a separate line in the income statement must be reclassified and included in net income from continuing operations, for all periods reported.

-

In addition, segment information relating to the income statement and the statement of cash flows (acquisitions of non-current assets), as reported in the notes to the financial statements in accordance with IFRS 8 (Operating Segments), must also be restated for all prior periods reported.

¡	Other gains and losses, and litigation

This line item replaces Gains and losses on disposals, and litigation, as defined in Note B.20.2. to the consolidated financial statements for the year ended December 31, 2010.

It includes the impact of material transactions of an unusual nature or amount, which Sanofi believes it necessary to report separately in the income statement in order to improve the relevance of the financial statements.

The components of the line item Other gains and losses, and litigation are:

-

gains and losses on major disposals of property, plant and equipment, of intangible assets, of assets (or groups of assets and liabilities) held for sale, or of a business within the meaning of the revised IFRS 3, to the extent that they are not considered as restructuring costs;

-	impairment losses and reversals of impairment losses on assets (or groups of assets and liabilities) held for sale, to the extent that they are not regarded as restructuring costs;
-	expenses arising on reclassifying non-current assets previously accounted for as held for sale, where the amounts involved relate to previously-reported periods;
-	gains on bargain purchases; and
-	costs and provisions relating to major litigation.

A.2. Use of estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions, based on information available at the date of the review of the financial statements that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities. Examples of estimates and assumptions include:

¡	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
¡	the amount of provisions for product claims;
¡	impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;
¡	the valuation of goodwill, and the valuation and useful life of acquired intangible assets;
¡	the amount of post-employment benefit obligations;
¡	the amount of provisions for restructuring, litigation, tax risks and environmental risks;
¡	the measurement of contingent consideration.

For the purposes of the half-year financial information, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates and joint ventures. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could vary from these estimates.

A.3. Seasonal trends

Sanofi’s activities are not subject to significant seasonal fluctuations.

B. SIGNIFICANT INFORMATION DURING THE FIRST HALF OF 2011

B.1. Impact of changes in the scope of consolidation, and change in treatment of Merial

B.1.1. Main changes in the scope of consolidation

The major changes in the scope of consolidation during the first half of 2011 are as follows:

¡	Genzyme

As of June 30, 2011, Genzyme Corporation (Genzyme) is a wholly-owned subsidiary of Sanofi.

Genzyme, whose shares were previously listed on the NASDAQ market, is a biotechnology group headquartered in Cambridge, Massachusetts (United States). Genzyme’s primary areas of focus are rare diseases, renal endocrinology, oncology and biosurgery. In 2010, Genzyme generated net sales of approximately $4 billion. The group employs nearly 10,000 people and operates in approximately 70 sites.

This acquisition will expand Sanofi’s reach in biotechnologies; Sanofi intends to make Genzyme its global center of excellence in rare diseases.

Sanofi acquired Genzyme on April 4, 2011, the completion date of the public exchange offer for all of the outstanding shares of common stock of Genzyme Corporation at a cash price of $74 per share. As part of the acquisition, Sanofi also issued to Genzyme shareholders one contingent value right (CVR) per Genzyme share held.

Each CVR entitles the holder to additional cash payments if milestones relating to Lemtrada™ (the registered name submitted to health authorities for the investigational agent alemtuzumab) are met over a specified period, or if specified production levels of Cerezyme® and Fabrazyme® are met in 2011. Under the terms of the CVR agreement, the CVRs will expire on the earlier of December 31, 2020, or the attainment of the fourth sales milestone of Lemtrada™. Each milestone and payment may occur once only. The milestones and payments per CVR are summarized below:

-	$1 if specified production levels of Cerezyme®/Fabrazyme® are met during 2011;
-	$1 if final approval by the U.S. Food and Drug Administration of Lemtrada™ for the treatment of multiple sclerosis is obtained no later than March 31, 2014;
-	$2 if post-launch net sales of Lemtrada™ is $400 million or more over specified periods and in specified territories;
-	$3 if such net sales reach at least $1.8 billion worldwide over a period of four consecutive calendar quarters;
-	$4 if such net sales reach at least $2.3 billion worldwide over a period of four consecutive calendar quarters;
-	$3 if such net sales reach at least $2.8 billion worldwide over a period of four consecutive calendar quarters.

Sanofi issued 291 million CVRs (representing a maximum commitment of $4.1 billion), which are listed on the NASDAQ market under the ticker “GCVRZ” and have been quoted since April 4, 2011. As of that date, the quoted price per CVR was $2.35. This price was used as the basis for determining the overall fair value of the contingent consideration. In accordance with the revised IFRS 3 (see Note B.3.1. to the consolidated financial statements for the year ended December 31, 2010), contingent consideration is measured at fair value on the acquisition date. Consequently, this contingent consideration is included in the price paid to acquire Genzyme for the purposes of determining goodwill, and recognized as a liability in the balance sheet line item Liabilities related to business combinations and to non-controlling interests.

The provisional purchase price allocation is analyzed below:

(€ million)	Fair value at acquisition date
Property, plant and equipment	2,033
Intangible assets	10,521
Non-current financial assets	106
Inventories	927
Accounts receivable	770
Cash and cash equivalents	1,267
Long-term and short-term debt	(836)
Liability related to Bayer contingent consideration	(582)
Accounts payable	(298)
Deferred taxes	(2,502)
Other assets and liabilities	(148)
Net assets of Genzyme as of April 4, 2011	11,258
Goodwill	3,556
Purchase price	14,814(1)

(1)	Includes the €481 million valuation of the CVRs as of the acquisition date.

Prior to Sanofi’s acquisition of Genzyme, in May 2009, Genzyme acquired the worldwide development and marketing rights to alemtuzumab (under the brand name LemtradaTM), a molecule currently under development for multiple sclerosis, from Bayer Schering Pharma A.G. (Bayer). At the same time, Genzyme also acquired rights to the products Campath®, Fludara® and Leukine®. In exchange, Bayer is entitled to receive the following contingent payments:

-	a percentage of sales of alemtuzumab, up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

-

a percentage of aggregate sales of Campath®, Fludara® and Leukine® up to a maximum of $500 million (of which $230 million was paid as of the acquisition date) or over a maximum period of eight years, whichever is achieved first;

-	milestone payments up to $150 million based on the aggregate sales of Campath®, Fludara® and Leukine® for the years 2011 to 2013;
-

milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, provided Genzyme does not exercise its right to buy out these milestone payments by making a one-time payment not exceeding $900 million.

This additional contingent purchase consideration is measured at its fair value as of April 4, 2011, and is recognized as a liability in the balance sheet line item Liabilities related to business combinations and to non-controlling interests. The amount is remeasured at fair value at each reporting date. The impact of the resulting fair value adjustment is recognized in profit or loss in the line item Fair value remeasurement of liabilities related to contingent consideration, similarly to other contingent consideration on business combinations (see Note A.1.3.).

The goodwill arising on the acquisition mainly represents the portfolio of future products in the upstream research and development phase not separately identified at the acquisition date; the capacity to renew the existing product portfolio based on specialized organizational structures and the scientific expertise of Genzyme staff; and a range of beneficial effects of combining Genzyme with Sanofi, such as the advantages gained from creating new growth platforms and expected future synergies. This goodwill does not give rise to any deduction for tax purposes.

The goodwill was determined on the basis of the provisional fair values of the assets and liabilities identified at the time of the acquisition; it will be adjusted, within a period of no more than twelve months from the acquisition date, if these fair values change as a result of circumstances existing at the acquisition date. These fair value adjustments may arise in respect of property, plant and equipment, intangible assets and inventories, on completion of the necessary valuations, and physical verifications of such assets. The amount of provisions may also be adjusted as a result of ongoing procedures to identify and measure liabilities and contingent liabilities, including tax, environmental risks, and litigation. The amount of deferred taxes may also be adjusted during the purchase price allocation period.

Since the acquisition date, Genzyme has generated net sales of €796 million and business operating income of €197 million (see definition in Note B.20., “Segment Information”). Over the same period, Genzyme made a negative contribution of €216 million to consolidated net income (after taking account of expenses during the period associated with the remeasurement of assets at fair value on recognition at the acquisition date). For the six months ended June 30, 2011, Genzyme net sales amounted to €1,518 million.

Acquisition-related costs recognized in the period amounted to €65 million, mostly recorded in the line item Other operating expenses.

The impact of this acquisition as reflected in the statements of cash flows in the line item Acquisitions of investments in consolidated entities, net of cash acquired, is a net cash outflow of €13.1 billion.

¡	BMP Sunstone

On February 24, 2011, Sanofi completed the acquisition of 100% of BMP Sunstone Corporation, a pharmaceutical company previously quoted on the NASDAQ market, which is developing a portfolio of branded pharmaceuticals and healthcare products in China. Through BMP Sunstone, the Group manufactures pediatric and feminine healthcare products, sold in pharmacies across the country.

The provisional purchase price allocation is analyzed below:

(€ million)	Fair value at acquisition date
Property, plant and equipment	17
Intangible assets	199
Inventories	5
Other assets and liabilities	(42)
Deferred taxes	(129)
Net assets of BMP Sunstone as of February 24, 2011	50
Goodwill	334
Purchase price	384

Since the acquisition date, the BMP Sunstone entities have generated net sales of €11 million, and negative business net income of €2 million (see definition in Note B.20., “Segment Information”). Over the same period, the BMP Sunstone entities made a negative contribution of €11 million to consolidated net income (after taking account of expenses during the period associated with the remeasurement of assets at fair value at the acquisition date).

The goodwill recognized on this acquisition primarily represents the benefits of creating a new Consumer Health growth platform in China favoring the launch of new product extensions for existing brands, access to certain Chinese markets, and expected future synergies from combining BMP Sunstone with Sanofi. This goodwill does not give rise to any deduction for tax purposes.

Acquisition-related costs recognized in the period amounted to €4 million, mostly recorded in the line item Other operating expenses.

B.1.2. Merial

In March 2010, Sanofi exercised its contractual right to combine its animal health business (Merial) with that of Merck (Intervet/Schering-Plough) to form a new joint venture equally owned by Merck and Sanofi. Consequently, all of the assets and liabilities of Merial were reported respectively in the line items Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, and the net income of Merial was reported in the line item Net income from the held-for-exchange Merial business, in accordance with IFRS 5 (see Notes B.7. and D.8.1. to the consolidated financial statements for the year ended December 31, 2010).

However, on March 22, 2011 Merck and Sanofi announced that they had mutually terminated their agreement to form a new animal health joint venture and had decided to maintain Merial and Intervet/Schering-Plough as two separate entities, operating independently. This decision was mainly due to the increasing complexity of implementing the proposed transaction, both in terms of the nature and extent of the anticipated divestitures and the length of time necessary for the worldwide regulatory review process.

Consequently, the interest of Sanofi in Merial has ceased to be reported separately in the consolidated balance sheet and income statement with effect from January 1, 2011. In accordance with IFRS 5 (see Note A.1.3.), this change in accounting method has been treated as follows:

¡	As of June 30, 2011, the assets and liabilities of Merial are reported in the relevant balance sheet line item, without restating the presentation of the balance sheet as of December 31, 2010.

¡

The net income of Merial, reported in the line item Net income from the held-for-exchange Merial business in the previously-published financial statements, has been reclassified and included in net income from continuing operations for all of the periods reported.

¡

With effect from January 1, 2011, the assets of Merial have been measured at the carrying amount at which they were reported before being classified as held for sale, adjusted for any depreciation, amortization or impairment that would have been recognized if the asset had never been classified as held for sale.

¡

The backlog of depreciation and amortization and impairment not recognized during the period from September 18, 2009, through December 31, 2010, amounts to €517 million, and is reported in the income statement line item Other gains and losses, and litigation.

¡

Depreciation and amortization arising from January 1, 2011, onwards are reported in the appropriate income statement line item for the type and use of the asset, in accordance with the accounting policies applicable to continuing operations.

¡

This decision also extinguished Sanofi’s obligation to pay Merck $250 million to establish parity in the joint venture, or to pay the additional consideration of $750 million stipulated in the agreement signed on July 29, 2009.

The table below shows the effect of reclassifying Merial’s net income (€198 million for the six months ended June 30, 2010, €386 million for the year ended December 31, 2010) to the relevant income statement line items in net income from continuing operations, in line with IFRS 5.36:

(€ million)	6 months to June 30, 2010	12 months to December 31, 2010
Net sales	1,037	1,983
Other revenues	9	18
Cost of sales	(391)	(681)
Gross profit	655	1,320
Research and development expenses	(70)	(146)
Selling and general expenses	(296)	(582)
Other operating income	7	10
Other operating expenses	(1)	(16)
Restructuring costs	—	(12)
Operating income	295	574
Financial expenses	—	(1)
Financial income	—	1
Income before tax and associates and joint ventures	295	574
Income tax expense	(97)	(188)
Net income	198	386

B.2. Property, plant and equipment

Acquisitions of property, plant and equipment amounted to €588 million in the first half of 2011, and reflect investments in the Pharmaceuticals segment of €425 million, mainly in industrial facilities (€199 million) and in the construction and fitting-out of research sites (€57 million). This amount also includes acquisitions made by Genzyme since the acquisition date, totaling €89 million. The Vaccines segment accounted for €137 million of acquisitions of property, plant and equipment during the period, and the Animal Health segment for €26 million.

The effect of changes in the scope of consolidation during the first half of 2011 was €2,052 million, mainly arising from the first-time consolidation of Genzyme, effective April 4, 2011.

Merial had property, plant and equipment of €632 million as of June 30, 2011.

Firm orders for property, plant and equipment as of June 30, 2011 amounted to €530 million.

B.3. Goodwill and Intangible assets

Movements in intangible assets during the first half of 2011 are as follows:

(€ million)	Acquired Aventis R&D	Other acquired R&D	Rights to marketed Aventis products	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2011	2,269	1,564	31,797	5,493	740	41,863
Merial(1)	—	674	—	3,235	70	3,979
Changes in scope of consolidation	—	2,168	—	8,480	56	10,704
Acquisitions and other increases	—	49	—	14	28	91
Disposals and other decreases	—	—	—	(2)	—	(2)
Translation differences	(87)	(145)	(1,375)	(486)	(22)	(2,115)
Transfers	(167)	(351)	167	351	2	2
Gross value at June 30, 2011	2,015	3,959	30,589	17,085	874	54,522
Accumulated amortization and impairment at January 1, 2011	(1,540)	(140)	(24,955)	(2,147)	(602)	(29,384)
Amortization expense(2)	—	—	(1,044)	(1,069)	(55)	(2,168)
Impairment losses, net of reversals	—	(27)	(21)	(21)	—	(69)
Translation differences	61	9	1,111	94	18	1,293
Transfers	—	—	—	—	(2)	(2)
Accumulated amortization and impairment at June 30, 2011	(1,479)	(158)	(24,909)	(3,143)	(641)	(30,330)
Carrying amount at January 1, 2011	729	1,424	6,842	3,346	138	12,479
Carrying amount at June 30, 2011	536	3,801	5,680	13,942	233	24,192

(1)

This line includes the other intangible assets of Merial, previously reported in Assets held for sale or exchange, which were reclassified following the announcement of the decision to maintain Merial and Intervet/Schering-Plough as two separate businesses operating independently.

(2)

Includes the expense arising from the backlog of amortization charges for 2009 and 2010 on the intangible assets of Merial previously classified in Assets held for sale or exchange, reported in the income statement line item Other gains and losses, and litigation.

The Genzyme provisional purchase price allocation resulted in the initial recognition of intangible assets totaling €10,521 million at the acquisition date (see Note B.1.1.). This figure includes €8,149 million for marketed products in the fields of rare diseases (primarily Cerezyme®,, Fabrazyme® and Myozyme®), renal endocrinology (primarily Renagel®), biosurgery (primarily SynVisc®), and oncology. It also includes €2,168 million for assets relating to Genzyme’s in-process research and development projects. The Genzyme brand was valued at €147 million.

Acquisitions of intangible assets (other than software) in the first half of 2011 totaled €63 million.

Some of the acquired research and development came into commercial use during the period, and is being amortized from the date of marketing approval, primarily Jevtana® (cabazitaxel) in European Union and CertifectTM (Merial) in the United States and in the European Union.

Movements in goodwill during the period are shown below:

(€ million)	Gross value	Accumulated amortization and impairment	Carrying amount
Balances at January 1, 2011	31,958	(26)	31,932
Goodwill of Merial(1)	1,210	—	1,210
Goodwill of Genzyme (preliminary)	3,556	—	3,556
Other changes in scope of consolidation	346	—	346
Translation differences	(1,159)	—	(1,159)
Balances at June 30, 2011	35,911	(26)	35,885

(1)

Previously reported in Assets held for sale or exchange, and reclassified following the announcement of the decision to maintain Merial and Intervet/Schering-Plough as two separate businesses operating independently.

The line “Other changes in the scope of consolidation” mainly comprises the goodwill arising on the acquisition of BMP Sunstone.

B.4. Impairment of intangible assets

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2011 led to the recognition of a charge of €69 million, mainly related to the Metabolex agreement (€20 million).

B.5. Investments in associates and joint ventures

For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2010.

Investments in associates and joint ventures are as follows:

(€ million)	% interest	June 30, 2011	December 31, 2010
Sanofi Pasteur MSD	50.0	332	343
InfraServ Höchst	31.2	88	92
Entities and companies managed by Bristol-Myers Squibb(1)	49.9	257	265
Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	140	128
Other investments	—	93	96
Total		910	924

(1)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the consolidated financial statements for the year ended December 31, 2010), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and Joint ventures.

Genzyme’s investments in associates and joint ventures are not material.

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures, which are regarded as related parties. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Sales	289	273	541
Royalties(1)	664	640	1,324
Accounts receivable(1)	452	507	441
Purchases	118	114	227
Accounts payable	30	15	22
Other liabilities(1)	485	371	350

(1)	These items mainly relate to entities and companies managed by BMS.

B.6. Non-current financial assets

Non-current financial assets mainly comprise:

(€ million)	June 30, 2011	December 31, 2010
Available-for-sale financial assets(1)	1,174	816
Pre-funded pension obligations	8	4
Long-term loans and advances	554	483
Assets recognized under the fair value option	115	121
Derivative financial instruments	273	220
Total	2,124	1,644

(1)	Includes 15.8 million shares in Regeneron Pharmaceuticals, valued at €621 million on the basis of the quoted stock market price at June 30, 2011 (versus €389 million at December 31, 2010).

B.7. Assets held for sale or exchange and related liabilities

Assets held for sale or exchange and related liabilities, are as follows:

(€ million)	June 30, 2011	December 31, 2010
Merial	—	7,019
Other	44	17
Total assets held for sale or exchange	44	7,036
Merial	—	1,672
Other	14	—
Total liabilities related to assets held for sale or exchange	14	1,672

As explained in Note A.1.3., the assets and liabilities of Merial are no longer reported as held for sale or exchange, but instead are reported in the relevant balance sheet line item.

B.8. Equity

B.8.1. Share capital

The share capital of €2,700,755,372 consists of 1,350,377,686 shares with a par value of €2.

Treasury shares held by the Sanofi Group are as follows:

	Number of shares (million)%
June 30, 2011	8.2	0.61%
December 31, 2010	6.1	0.46%
June 30, 2010	6.1	0.46%
January 1, 2010	9.4	0.71%

A total of 653,685 new shares were issued during the first half of 2011 as a result of the exercise of options under Sanofi stock subscription option plans.

Under the 2009 France restricted share plan, a total of 585,782 restricted shares vested and were issued in March 2011.

B.8.2. Share issue

On May 6, 2011, the Annual General Meeting of Sanofi Shareholders approved the payment of a dividend of €2.50 per share for the 2010 financial year, with an option to take the dividend either in cash or in newly-issued Sanofi shares. Shareholders representing 57.8% of the capital opted to take their dividend in shares, as a result of which 38,139,730 new shares were issued. These newly-issued shares represent 2.9% of the share capital, and an increase of €76 million in the share capital plus €1,814 million of additional paid-in capital (net of transaction costs on dividends taken in the form of shares).

B.8.3. Repurchase of Sanofi shares

The Sanofi Shareholders’ Annual General Meeting of May 6, 2011, has authorized a Sanofi share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 2,125,000 shares in June 2011 for a total amount of €112 million.

B.8.4. Restricted share plan

The Board meeting of March 9, 2011 decided to award a restricted share plan of 3,330,650 shares, of which 1,938,510 will vest after a four-year service period and 1,392,140 will vest after a two-year service period but will be non-transferable for a further two-year lock-up period.

The plan was measured as of the date of grant. The fair value of each share awarded is equal to the quoted market price of the share as of that date (€50.28), adjusted for dividends expected during the vesting period.

The fair value of the restricted share plan is €125 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2011 was €14 million.

The total expense recognized in the first half of 2011 for all restricted share plans was €38 million, compared with €13 million in the first half of 2010. A total of 7,132,281 shares were in process of vesting as of June 30, 2011 (3,300,940 under the 2011 plans, 3,270,337 under the 2010 plans, and 561,004 under the 2009 plans).

B.8.5. Stock option plan

On March 9, 2011, the Board of Directors awarded a stock subscription option plan consisting of 874,500 options at an exercise price of €50.48. The vesting period is four years, and the plan expires on March 9, 2021.

The following assumptions were used in determining the fair value of this plan:

¡	dividend yield: 5.12%;
¡	life of the plan: 6 years;
¡	volatility of Sanofi shares, computed on a historical basis: 26.93%;
¡	interest rate: 3.05%.

On this basis, the fair value of one option is €7.88, and the fair value of the 2011 plan is €6 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2011 was €0.5 million.

The total expense recognized for stock option plans in the first half of 2011 was €30 million, compared with €45 million in the first half of 2010.

The table below gives information about options outstanding and exercisable as of June 30, 2011:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	20,770	4.10	7.75	20,770	7.75
From €10.00 to €20.00 per share	58,712	5.53	15.27	58,712	15.27
From €20.00 to €30.00 per share	9,670	6.99	28.38	9,670	28.38
From €30.00 to €40.00 per share	297,597	7.75	38.08	297,597	38.08
From €40.00 to €50.00 per share	12,051,223	5.63	43.29	4,696,648	40.48
From €50.00 to €60.00 per share	17,633,439	5.27	53.49	8,908,424	53.22
From €60.00 to €70.00 per share	25,990,646	5.17	65.41	14,841,666	67.73
From €70.00 to €80.00 per share	22,739,319	2.44	70.80	22,739,319	70.80
Total	78,801,376			51,572,806
of which stock purchase options	3,262,699
of which stock subscription options	75,538,677

B.8.6. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options and restricted shares with a potentially dilutive effect.

(€ million)	June 30, 2011	June 30, 2010	December 31, 2010
Average number of shares outstanding	1,308.6	1,305.8	1,305.3
Adjustment for options with potentially dilutive effect	1.8	2.5	1.7
Adjustment for restricted shares with potentially dilutive effect	2.9	1.0	1.2
Average number of shares used to compute diluted earnings per share	1,313.3	1,309.3	1,308.2

As of June 30, 2011, 61.3 million stock options were excluded from the calculation of diluted earnings per share because they did not have a potentially dilutive effect, compared with 69.1 million as of December 31, 2010 and 74.8 million as of June 30, 2010.

B.8.7. Income and expenses recognized directly in equity

Movements in income and expenses recognized directly in equity are as follows:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Balance, beginning of period	(1,102)	(3,755)	(3,755)
Net income attributable to equity holders of Sanofi	(1,097)	(3,739)	(3,739)
Net income attributable to non-controlling interests	(5)	(16)	(16)
Merial fair value remeasurement(1) :
• Change in fair value	—	(5)	—
• Tax effect	—	2	—
Actuarial gains and losses:
• Impact of asset ceiling	—	—	1
• Actuarial gains/(losses) excluding associates and joint ventures	95	(629)	(311)
• Actuarial gains/(losses) on associates and joint ventures	—	1	(1)
• Tax effect	(51)	190	172
Items not to be reclassified to profit or loss	44	(441)	(139)
Available-for-sale financial assets:
• Change in fair value(2)	215	23	141
• Tax effect	(10)	(3)	(15)
Cash flow hedges:
• Change in fair value(3)	6	(56)	17
• Tax effect	(2)	19	(6)
Change in cumulative translation differences:
• Translation differences on foreign subsidiaries	(1,748)	4,671	2,656
• Hedges of net investments in foreign operations	—	—	(2)
• Tax effect	—	—	1
Items that may be reclassified subsequently to profit or loss	(1,539)	4,654	2,792
Balance, end of period	(2,597)	458	(1,102)
Net income attributable to equity holders of Sanofi	(2,582)	458	(1,097)
Net income attributable to non-controlling interests	(15)	—	(5)

(1)

Fair value remeasurement of previously-held equity interests as of the date of acquisition of control, corresponding to 50% for Merial (see Note D.1. to the consolidated financial statements for the year ended December 31, 2010).

(2)	Includes reclassifications to profit or loss: (€0.4) million for the six months to June 30, 2010 and the year ended December 31, 2010.
(3)

Includes reclassifications to profit or loss: €7 million for the six months to June 30, 2010 and the year ended December 31, 2010 in operating income, and €1 million for the six months ended June 30, 2011 in net financial expense (versus €2 million for the six months ended June 30, 2010 and €5 million for the year ended December 31, 2010)

B.9. Debt, cash and cash equivalents

Changes in the Group’s financial position during the period are as follows:

(€ million)	June 30, 2011	December 31, 2010
Long-term debt	13,289	6,695
Short-term debt and current portion of long-term debt	6,753	1,565
Interest rate and currency derivatives used to hedge debt	(249)	(218)
Total debt	19,793	8,042
Cash and cash equivalents	(6,538)	(6,465)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(24)	—
Debt, net of cash and cash equivalents	13,231	1,577

Trends in the gearing ratio are shown below:

(€ million)	June 30, 2011	December 31, 2010
Debt, net of cash and cash equivalents	13,231	1,577
Total equity	52,599	53,288
Gearing ratio	25.2%	3.0%

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2011 is shown below:

(€ million)	Carrying amount at June 30, 2011	Amortized cost	Adjustment to debt measured at fair value	Value on redemption at June 30, 2011	Value on redemption at December 31, 2010
Long-term debt	13,289	59	(79)	13,269	6,683
Short-term debt and current portion of long-term debt	6,753	1	—	6,754	1,565
Interest rate and currency derivatives used to hedge debt	(249)		17	(232)	(192)
Total debt	19,793	60	(62)	19,791	8,056
Cash and cash equivalents	(6,538)	—	—	(6,538)	(6,465)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(24)	—	—	(24)	—
Debt, net of cash and cash equivalents	13,231	60	(62)	13,229	1,591

Debt, net of cash and cash equivalents by type at value on redemption are as follows:

	June 30, 2011			December 31, 2010
(€ million)	non- current	current	Total	non- current	current	Total
Bond issues	10,739	794	11,533	5,879	92	5,971
Credit facility drawdowns	1,660	415	2,075	—	—	—
Other bank borrowings	776	338	1,114	771	402	1,173
Commercial paper	—	4,837	4,837	—	735	735
Finance lease obligations	80	12	92	19	6	25
Other borrowings	14	55	69	14	57	71
Bank credit balances	—	303	303	—	273	273
Interest rate and currency derivatives used to hedge debt	(232)	—	(232)	(194)	2	(192)
Total debt	13,037	6,754	19,791	6,489	1,567	8,056
Cash and cash equivalents	—	(6,538)	(6,538)	—	(6,465)	(6,465)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	(24)	(24)	—	—	—
Debt, net of cash and cash equivalents	13,037	192	13,229	6,489	(4,898)	1,591

Principal financing and debt reduction transactions during the period

The financing transactions that took place in the first half of 2011 were associated with funding the acquisition of Genzyme for $20.4 billion. This acquisition was funded as follows:

¡	$7 billion from a bond issue in the United States;

¡	$7 billion from a U.S. commercial paper issue;

¡	$4 billion from a drawdown on a bridge facility and;

¡	$2.4 billion from available cash.

In March 2011, Sanofi completed a $7 billion bond issue in six tranches:

-	$1 billion of bonds maturing March 2012, bearing interest at 3-month USD Libor +0.05%;
-	$1 billion of bonds maturing March 2013, bearing interest at 3-month USD Libor +0.20%;
-	$750 million of bonds maturing March 2014, bearing interest at 3-month USD Libor +0.31%;
-	$750 million of bonds maturing March 2014, bearing interest at 1.625% per annum;
-	$1.5 billion of bonds maturing March 2016, bearing interest at 2.625% per annum;
-	$2 billion of bonds maturing March 2021, bearing interest at 4% per annum.

This bond issue was carried out pursuant to a shelf registration statement filed with the United States Securities and Exchange Commission (SEC).

In addition, as a consequence of Genzyme’s acquisition, the following bonds previously issued by Genzyme in two tranches are from now included in the Group’s liabilities:

¡	$500 million of bonds maturing June 2015, bearing interest at 3.625% per annum;

¡	$500 million of bonds maturing June 2020, bearing interest at 5% per annum.

Further to a consent solicitation procedure, these two bonds are now guaranteed by the parent company.

No bond issue has come to maturity during the first half of 2011.

In connection with the launch of its public tender offer for Genzyme, on October 2, 2010 the Group contracted two bridge facilities available for drawdown in U.S. dollars through July 2, 2011, amounting to a total of $15 billion:

¡	Facility A is a $10 billion facility expiring April 2, 2012, with an optional six-month extension;

¡	Facility B is a $5 billion amortizable facility expiring April 2, 2014.

These facilities are not subject to any financial covenants. The margin of Facility B will depend on the long-term credit rating of Sanofi subsequent to the acquisition.

On March 29, 2011, Facility A was reduced by the proceeds of the U.S. bond issue (approximately $7 billion). The remainder of this facility was cancelled on April 1, 2011.

On April 5, 2011, Sanofi drew down $4 billion under Facility B, and cancelled the remaining balance of $1 billion.

On June 21, 2011, Sanofi made an early repayment of $1 billion on the Facility B drawdown. As a result, the remaining drawdown under Facility B as of June 30, 2011 was $3 billion.

In addition, the Group has the following arrangements in place as of June 30, 2011 to manage its liquidity in connection with current operations:

¡	a €5.8 billion syndicated credit facility expiring March 31, 2012, available for drawdown in Euros or U.S. dollars;
¡	a €7 billion syndicated credit facility expiring July 6, 2015, also available for drawdown in Euros or U.S. dollars.

These undrawn confirmed bank credit facilities are used in particular to back commercial paper programs in France (€6 billion) and in the United States ($10 billion). As of June 30, 2011, a total of €4.8 billion was drawn down under these facilities. Consequently, the amount of undrawn general purpose confirmed credit facilities not allocated to backing French and U.S. commercial paper programs as of June 30, 2011 was €8 billion, compared with €12.2 billion as of December 31, 2010.

The financing arrangements in place as of June 30, 2011 at the level of the Sanofi parent company (which centrally manages the bulk of the Group’s financing needs) are not subject to covenants regarding financial ratios, and contain no clauses linking credit spreads or fees to Sanofi’s credit rating.

B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents was €13,571 million as of June 30, 2011 (versus €1,887 million as of December 31, 2010), as compared with a value on redemption of €13,229 million (versus €1,591 million as of December 31, 2010).

B.10. Derivative financial instruments

B.10.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2011, with the notional amount translated into Euros at the relevant closing exchange rate:

June 30, 2011			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,300	6	38	—	—	2,262	6
• of which U.S. dollar	1,137	4	—	—	—	1,137	4

• of which Japanese yen	305	(2)	—	—	—	305	(2)

• of which Russian rouble	243	2	21	—	—	222	2

• of which Australian dollar	61	—	3	—	—	58	—

• of which Singapore dollar	61	—	—	—	—	61	—

Forward currency purchases	541	(1)	—	—	—	541	(1)
• of which Hungarian forint	115	—	—	—	—	115	—

• of which Singapore dollar	84	1	—	—	—	84	1

• of which U.S. dollar	82	(1)	—	—	—	82	(1)

• of which Japanese yen	78	(2)	—	—	—	78	(2)

• of which Pound sterling	57	(2)	—	—	—	57	(2)

Total	2,841	5	38	—	—	2,803	5

As of June 30, 2011, none of these instruments had an expiry date later than September 2011 (except for a forward purchase position of GBP 46 million maturing between 2011 and 2015).

These positions primarily hedge material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2011 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged instruments) in the second half of 2011 is not expected to be material.

B.10.2. Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities expose certain entities (especially the Sanofi parent company) to financial foreign exchange risk. This is the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower.

The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps or forward contracts), a summary of which as of June 30, 2011 is provided below:

June 30, 2011 (€ million)	Notional Amount	Fair Value	Expiry
Forward currency sales	2,399	(20)
• of which U.S. dollar	1,070	(11)	2011

• of which Pound sterling	618	(11)	2011

• of which Japanese yen	226	(1)	2011

• of which Australian dollar	105	1	2011

• of which Swiss franc	103	2	2011
Forward currency purchases	2,825	9
• of which Japanese yen	1,038	(4)	2011

• of which U.S. dollar	823	26	2012

• of which Czech koruna	311	(14)	2011

• of which Australian dollar	149	(2)	2011

• of which Pound sterling	112	3	2011
Total	5,224	(11)

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and currency structure of its debt and cash. The table below shows instruments of this type in place as of June 30, 2011:

	Notional amounts by expiry date as of June 30, 2011									Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2011	2012	2013	2014	2015	2016	2019	Total	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Of which recognized in equity
Caps
Purchases of Caps 0.50%	1,211	1,730	—	—	—	—	—	2,941	2	—	—	2,941	2	(1)
Interest rate swaps
Interest rate swap, pay floating(1) / receive 2.73%	—	—	—	—	—	500	—	500	—	500	—	—	—	—
Interest rate swap, pay floating(2) / receive 2.38%	—	—	—	1,200	—	1,000	800	3,000	14	3,000	14	—	—	—
Cross Currency Swaps
- pay € floating(3) / receive JPY floating(4)	—	—	92	—	—	—	—	92	37	—	—	—	—	—
- pay € 4.89% / receive CHF 3.26%	—	180	—	—	—	—	—	180	50	—	—	180	50	3
- pay € 4.87% / receive CHF 3.38%	—	—	—	—	244	—	—	244	98	—	—	244	98	11
- pay € floating(3) / receive CHF 3.26%	—	167	—	—	—	—	—	167	48	167	48	—	—	—
Currency Swaps on USD bonds
- pay USD / receive €	2,099	—	—	—	—	—	—	2,099	24	—	—	—	—	—
Total	3,310	2,077	92	1,200	244	1,500	800	9,223	273	3,667	62	3,365	150	13

(1)	Floating: Benchmark rate = 1-month Euribor
(2)	Floating: Benchmark rate = Eonia
(3)	Floating: Benchmark rate = 3-month Euribor
(4)	Floating: Benchmark rate = 3-month Libor JPY

B.11. Liabilities related to business combinations and non-controlling interests

A description of the nature of the liabilities included in the line item, Liabilities related to business combinations and to non-controlling interests, is provided in Note B.8.5. to the consolidated financial statements for the year ended December 31, 2010. The principal changes in the scope of consolidation during the first half of 2011 are described in Note B.1.1. above.

Commitments related to business combinations essentially comprise contingent consideration related to research and other ongoing projects of the acquired entity. The accounting treatment of contingent consideration is described in Note B.3.1. to the consolidated financial statements for the year ended December 31, 2010.

The table below shows movements in liabilities related to business combinations and to non-controlling interests:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Balance, beginning of period	486	151	151

Split as follows:

• non-current	388	75	75

• current	98	76	76

New business combinations	1,099	86	219

Payments made	(19)	(45)	(52)

Fair value remeasurement (including unwinding of discount)	54	2	5

Other movements	—	155	155

Translation differences	(23)	14	8

Balance, end of period	1,597	363	486

Split as follows:

• non-current	1,390	285	388

• current	207	78	98

New business combinations in the period mainly comprise:

-	€481 million representing the fair value as of April 4, 2011 of the CVRs issued by Sanofi in connection with the acquisition of Genzyme (see Note B.1.1.) and;
-

€582 million representing the estimated fair value as of April 4, 2011 of contingent consideration relating to a business combination that occurred prior to Sanofi’s acquisition of Genzyme (transaction with Bayer in May 2009, see Note B.1.1.).

Fair value remeasurements during the first half of 2011 are as follows:

(€ million)	6 months to June 30, 2011

Fair value remeasurements recognized in income statement (1)	66

comprising:
¡ CVRs issued in connection with the acquisition of Genzyme	5

¡ Bayer contingent consideration arising from the acquisition of Genzyme	14

¡ Other (2)	47
Other fair value remeasurements (3)	(12)
Total fair value remeasurements for the first half of 2011	54

(1)	Amounts reported in the income statement line item Fair value remeasurement of liabilities related to contingent consideration.
(2)	Contingent consideration in connection with the acquisition of TargeGen.
(3)	Mainly comprises changes in the fair value of liabilities related to put options granted to non-controlling interests.

The amount recorded in the balance sheet for liabilities related to business combinations and non-controlling interests are comprised of the following:

(€ million)	June 30, 2011	December 31, 2010

Liabilities related to non-controlling interests (1)	120	134

Liabilities related to business combinations	1,477	352
comprising:

¡ CVRs issued in connection with the acquisition of Genzyme	486	—

¡ Bayer contingent consideration arising from the acquisition of Genzyme	589	—

¡ Other (2)	402	352
Balance, end of period	1,597	486

(1)	Primarily put options granted to non-controlling interests.
(2)	Includes €156 million for Fovea as of June 30, 2011.

B.12. Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits	Restructuring provisions	Other provisions	Other non-current liabilities	Total

Balance at January 1, 2011	4,243	1,017	3,960	106	9,326

Merial(1)	64	—	27	4	95

Changes in scope of consolidation	74	—	158	17	249

Increases in provisions and other liabilities	194	255	343	8	800

Reversals of utilized provisions	(183)	(4)	(90)	—	(277)

Reversals of unutilized provisions	(2)	(9)	(88)	—	(99)

Transfers(2)	(3)	(88)	(18)	(2)	(111)

Unwinding of discounting	1	18	20	—	39

Unrealized (gains)/losses	—	—	(4)	(26)	(30)

Translation differences	(89)	(5)	(94)	(5)	(193)

Actuarial (gains)/losses on defined-benefit plans	(95)	—	—	—	(95)

Balance at June 30, 2011	4,204	1,184	4,214	102	9,704

(1)

This line includes provisions and other non-current liabilities previously reported in Liabilities related to assets held for sale or exchange, which were reclassified following the announcement of the decision to maintain Merial and Intervet/Schering-Plough as two separate businesses operating independently (see Notes B.1.2. and B.7.).

(2)	Includes transfers between current and non-current.

B.12.1. Provisions for pensions and other long-term benefits

Sanofi applies the option allowed by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, Sanofi reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

For disclosures about the sensitivity of pension and other long-term employee benefit obligations, and the assumptions used as of December 31, 2010, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2010.

The principal assumptions used for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2011 to take into account changes during the six-month period.

Actuarial gains and losses on pensions and other post-employment benefits recognized with a matching entry in equity are as follows (amounts reported net of taxes):

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Actuarial gains/(losses) on plan assets	(33)	(126)	255
Actuarial gains/(losses) on benefit obligations	128	(501)	(571)
Decrease/(increase) in provisions	95	(627)	(316)

B.13. Net deferred tax position

The net deferred tax position are as follows:

(€ million)	June 30, 2011	December 31, 2010
Deferred tax (excluding Genzyme) on:
• Consolidation adjustments (intragroup margin in inventory)	828	875
• Provision for pensions and other employee benefits	1,123	1,157
• Remeasurement of acquired intangible assets(1)	(3,984)	(3,706)
• Recognition of acquired property, plant and equipment at fair value	(91)	(76)
• Tax cost of distributions made from reserves(2)	(503)	(399)
• Tax losses available for carry-forward	371	152
• Stock options	28	12
• Accruals and provisions deductible when paid	1,353	1,349
• Other items	(180)	(121)
Net deferred tax position due to Genzyme(3)	(2,327)	—
Net deferred tax liability	(3,382)	(757)

(1)	Including deferred tax liabilities as of June 30, 2011 arising on the remeasurement of the intangible assets of Aventis (€2,123 million) and of Merial (€749 million).
(2)

In some countries, the Group is liable to withholding taxes and other tax charges when dividends are distributed. Consequently, the Group recognizes a deferred tax liability on those reserves which it regards as likely to be distributed in the foreseeable future.

(3)	Mainly comprises the impact of the fair value remeasurement of intangible assets as part of the provisional purchase price allocation (see Note B.1.1.).

B.14. Off balance sheet commitments

Research and development license agreements

This item mainly relates to commitments to third parties under collaboration agreements. In pursuance of its strategy, Sanofi acquires technologies and rights to products. Such acquisitions may be made in various contractual forms: acquisitions of shares, loans, license agreements, joint development and co-marketing. These contracts usually involve upfront payments on signature of the agreement, and development milestone payments. Some of these complex agreements include undertakings to finance research programs in future years, and payments contingent upon completion of development milestones, or upon the granting of approvals or licenses, or upon the attainment of sales targets once a product is on the market.

The main collaboration agreements entered into by the Pharmaceuticals segment during the first half of 2011 are described below.

¡

On May 16, 2011, Sanofi announced the signature of a license agreement with Glenmark Pharmaceuticals SA, a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (GPL), for the development and commercialization of GBR500, a novel monoclonal antibody for the treatment of Crohn’s Disease and other chronic autoimmune disorders. The closing of the transaction is subject to customary conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

¡

On June 28, 2011, Sanofi announced the signature of an exclusive worldwide research collaboration agreement and option for license with Rib-X Pharmaceuticals, Inc. for novel classes of antibiotics resulting from Rib-X’s RX-04 program for the treatment of resistant Gram-positive and resistant Gram-negative pathogens.

B.15. Legal and Arbitral Proceedings

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2010.

a) Patents

¡	Allegra® Patent Litigation

United States. In June and July 2011, several suits against generic manufacturers were dismissed without prejudice following an agreement amicably resolving the disputes between the parties.

On June 30, 2011, upon the parties representation to the Court that the litigation had been settled, the District Court entered an Order of Dismissal without prejudice, in the Allegra® oral suspension case against Actavis, with the right, upon good cause shown, to reopen the action if the settlement is not consummated. Sanofi-aventis U.S. continues to be involved in ongoing U.S. patent litigation against Dr Reddy’s in relation to the Allegra® single entity formulation, Allegra-D® 12 Hour, as well as Allegra-D® 24 Hour.

¡	Taxotere® Patent Litigation

United States. On May 17, 2011, based on the decision of the U.S. District Court for the District of Delaware in the consolidated Hospira/Apotex action, judgment was also entered against Sanofi in the Accord Pharmaceuticals action. In addition to the appeal of the Hospira/Apotex, Sun and Sandoz judgments, Sanofi has appealed the Accord judgment to the United States Court of Appeals for the Federal Circuit. All four appeals are pending. The Accord, Sun and Sandoz appeals have been stayed pending the outcome of the Hospira/Apotex appeal.

¡	Eloxatine® (oxaliplatin) Patent Litigation

United States. In February 2011, the U.S. District Court for the District of New Jersey granted Sanofi’s request for a preliminary injunction prohibiting Sun Pharmaceuticals from launching an unauthorized generic product. Following a remand from the U.S. Court of Appeals for the Federal Circuit, on April 7, 2011, the District Court held a trial to consider additional factual evidence pertaining to Sun’s obligations, if any, to cease selling its “at risk” generic product, pursuant to the April 2010 settlement agreement. A decision is expected by the fourth quarter of 2011.

In a related matter, on June 17, 2011, Sanofi filed suit against Sun Pharmaceuticals in the U.S. District Court for the District of New Jersey in response to Sun’s application filed with the FDA seeking marketing approval for a new formulation of an Eloxatine® (oxaliplatin) solution product.

¡	Ambien® CR Patent Litigation

In July 2011, Sanofi and Sandoz entered into an agreement amicably resolving the dispute between the parties concerning U.S. Patent No. 6,514,531 (the “ ‘531 Patent”). Consequently, the U.S. District Court for the District of New Jersey will issue an order dismissing the patent infringement claim against Sandoz.

b) Government Investigations, Competition Law and Regulatory Claims

¡	Civil Suits — Pricing and Marketing Practices

§ 340B Suit. On March 29, 2011, the U.S. Supreme Court issued an opinion concluding that plaintiffs do not have a private right of action, ruling in favor of Aventis Pharmaceuticals and fourteen other defendants, and restoring an order of dismissal that previously had been entered by the U.S. District Court for the Northern District of California.

¡	Cipro® Antitrust Litigation

On March 7, 2011, the U.S. Supreme Court denied the direct purchaser plaintiffs’ petition for a writ of certiorari, thus ending the federal litigation relating to Cipro®.

¡	Plavix® Antitrust Claim

Following Orders entered by the U.S. District Court for the Southern District of Ohio in October 2009, and in January 2011, dismissing the claims of the direct purchasers and indirect purchasers respectively, plaintiffs have not appealed, thus ending these matters.

c) Other litigation and arbitration

¡	Apotex Settlement Claim

On April 8, 2011, the New Jersey state court granted Sanofi and Bristol-Myers Squibb’s motion for summary judgment. Apotex filed an appeal to the Superior Court of New Jersey, Appellate Division. Oral argument has not yet been scheduled.

¡	Zimulti®/Acomplia® (rimonabant) Class Action

Order dated March 31, 2011, the U.S. District Court for the Southern District of New York dismissed a number of individual defendants, however, denied the request of Sanofi to dismiss the Company, as well as one of its current directors and one of its former officers. The proceedings are ongoing.

¡	Actonel® Alliance Agreement Arbitration (Warner Chilcott)

In April 1997, Aventis Pharmaceuticals Inc., a subsidiary of Sanofi, entered into a global collaboration agreement with Procter & Gamble Company and Procter & Gamble Pharmaceuticals (together P&G) for the co-development and marketing of Actonel® (the Alliance). On October 30, 2009, P&G sold its pharmaceutical business to Warner Chilcott, who succeeded to P&G’s rights and obligations in the Alliance. Further to the termination of an ancillary supply agreement, Warner Chilcott attempted to prematurely terminate the Alliance on May 20, 2012, instead of January 1, 2015. Both Sanofi and Warner Chilcott initiated arbitration proceedings, on March 2, 2011, concerning the duration of the Alliance. On July 14, 2011, an arbitral panel decided that the termination by Warner Chilcott of an ancillary agreement has not resulted in the cross-termination of the Actonel® Alliance. The Alliance thus remains in effect until January 1, 2015.

B.16. Restructuring costs

Restructuring costs recognized for the first half of 2011 relate mainly to measures announced by Sanofi in connection with the large-scale transformation project launched in 2009 to adapt the Group’s structures to the challenges of the future. These costs essentially comprise employee-related expenses incurred under plans to adjust headcount in support functions, sales forces and R&D in Europe, along with industrial site rehabilitation costs and accelerated depreciation of property, plant and equipment. They also include ongoing measures to migrate the Group’s businesses towards biotechnologies and vaccine production, and to anticipate the decline in sales associated with the patent expiries of a number of major products.

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Employee-related costs	351	112	817
Expenses related to property, plant and equipment	82	16	184
Indemnities on contracts termination excluding employee-related costs	24	2	35
Environmental expenses	—	59	105
Other restructuring costs	10	1	243
Total	467	190	1,384

B.17. Other gains and losses, and litigation

Other gains and losses recognized in the first half of 2011 include €517 million mainly representing the backlog of depreciation and amortization charged against the property, plant and equipment and intangible assets of Merial for the period, September 18, 2009 through December 31, 2010 (see Note B.1.2.).

B.18. Financial income and expenses

Financial income and expenses are as follows:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010(1)	12 months to December 31, 2010(1)
Cost of debt(2)	(198)	(193)	(385)
Interest income	62	28	61
Cost of debt, net of cash and cash equivalents	(136)	(165)	(324)
Non-operating foreign exchange gains/(losses)	(10)	(9)	(20)
Unwinding of discount of provisions(3)	(40)	(31)	(68)
Gains/(losses) on disposals of financial assets	1	51	61
Impairment losses on financial assets, net of reversals	—	(4)	(6)
Other items	7	18	(5)
Net financial income/(expenses)	(178)	(140)	(362)
comprising : Financial expenses	(234)	(214)	(468)
Financial income(4)	56	74	106

(1)

The result of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net result of continuing operations in accordance with IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently.

(2)

Including gain/(loss) on interest and currency derivatives used to hedge debt: €5 million for the six months ended June 30, 2011, €4 million for the six months ended June 30, 2010, and €7 million for the year ended December 31, 2010.

(3)	Mainly provisions for environmental risks.
(4)	Including net foreign currency gains and losses.

B.19. Income tax expense

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	6 months to June 30, 2011(1)	6 months to June 30, 2010(1)	12 months to December 31, 2010
Standard tax rate applied in France	34	34	34
Impact of reduced-rate income tax on royalties in France	(13)	(7)	(10)
Impact of change in net deferred tax liability due to changes in tax rates	1	—	—
Impact of tax borne by BMS for the territory managed by Sanofi	(2)	(1)	(2)
Other	1	—	1
Effective tax rate	21	26	23

(1)	Rate calculated on the basis of the estimated full-year effective tax rate (see Note A.2.).

B.20. Segment information

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health.

In March 2011, Sanofi and Merck announced the mutual termination of their agreement to create a new animal health joint venture. Following this announcement, the Animal Health business was identified as an operating segment, on the basis of information that is now used internally by management to measure operational performance and to allocate resources.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme (see Note B.1.1.). Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The Other segment includes all activities that do not qualify as reportable segments under IFRS 8 (Operating Segments). In particular, this segment includes Sanofi’s interest in the Yves Rocher Group, and the effects of retained commitments in respect of divested businesses.

Inter-segment transactions are not material.

Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

¡	the amounts reported in the line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation are eliminated;
¡	amortization and impairment losses charged against intangible assets (other than software) are eliminated;
¡	the share of profits/losses from associates and joint ventures is added;
¡	the share attributable to non-controlling interests is deducted;
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other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

¡	restructuring costs relating to associates and joint ventures are eliminated.

Segment results are shown in the tables below:

	6 months ended June 30, 2011
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,730	1,308	1,090	—	16,128
Other revenues	816	10	9	—	835
Cost of sales	(4,073)	(550)	(327)	—	(4,950)
Research and development expenses	(1,963)	(264)	(70)	—	(2,297)
Selling and general expenses	(3,614)	(264)	(322)	(1)	(4,201)
Other operating income and expenses	42	(1)	(7)	(11)	23
Share of profit/(loss) of associates(1)	559	(2)	—	13	570
Net income attributable to non-controlling interests	(136)	—	—	—	(136)
Business operating income	5,361	237	373	1	5,972
Financial income and expenses					(178)
Income tax expense					(1,474)
Business net income					4,320

(1)	Net of taxes

	6 months ended June 30, 2010(1)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,476	1,692	1,037	—	16,205
Other revenues	786	12	9	—	807
Cost of sales	(3,531)	(552)	(303)	—	(4,386)
Research and development expenses	(1,943)	(247)	(75)	—	(2,265)
Selling and general expenses	(3 373)	(284)	(306)	(2)	(3,965)
Other operating income and expenses	168	(2)	6	(70)	102
Share of profit/(loss) of associates(2)	491	(8)	—	8	491
Net income attributable to non-controlling interests	(150)	1	1	—	(148)
Business operating income	5,924	612	369	(64)	6,841
Financial income and expenses					(140)
Income tax expense					(1,796)
Business net income					4,905

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

(2)	Net of taxes

	12 months ended December 31, 2010(1)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	26,576	3,808	1,983	—	32,367
Other revenues	1,623	28	18	—	1,669
Cost of sales	(7,316)	(1,371)	(615)	—	(9,302)
Research and development expenses	(3,884)	(517)	(155)	—	(4,556)
Selling and general expenses	(6,962)	(603)	(604)	(2)	(8,171)
Other operating income and expenses	177	14	(6)	(108)	77
Share of profit/(loss) of associates(2)	1,009	19	—	8	1,036
Net income attributable to non-controlling interests	(258)	1	—	—	(257)
Business operating income	10,965	1,379	621	(102)	12,863
Financial income and expenses					(362)
Income tax expense					(3,286)
Business net income					9,215

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

(2)	Net of taxes

“Business net income” is determined by taking “Business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of Sanofi excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5); (viii) the tax effect related to the items listed above as well as (ix) the effects of major tax disputes and (x) the share of non-controlling interests in items (i) through (ix). Items (iii), (v) and (vi) correspond to those reported in the income statement line items Fair value remeasurement of liabilities related to contingent consideration, Restructuring costs, and Other gains and losses, and litigation.

The table below reconciles “Business net income” to Net income attributable to equity holders of Sanofi:

(€ million)		6 months to June 30, 2011	6 months to June 30, 2010(1)	12 months to December 31, 2010(1)
Business net income		4,320	4,905	9,215
(i)	Amortization of intangible assets	(1,701)	(1,802)	(3,529)
(ii)	Impairment of intangible assets	(69)	(108)	(433)
(iii)	Fair value remeasurement of liabilities related to contingent consideration	(66)	—	—
(iv)	Expenses arising from the impact of acquisitions on inventories(2)	(264)	(134)	(142)
(v)	Restructuring costs	(467)	(190)	(1,384)
(vi)	Other gains and losses, and litigation	(517)	—	(138)
(vii)	Impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5)	—	39	77
(viii)	Tax effects of:	1,002	726	1,854
	- amortization of intangible assets	559	600	1,181
	- impairment of intangible assets	20	33	143
	- fair value remeasurement of liabilities related to contingent consideration	5	—	—
	- expenses arising from the impact of acquisitions on inventories	78	43	44
	- restructuring costs	150	63	466
	- other gains and losses, and litigation	190	—	46
	- non-depreciation of the property, plant and equipment of Merial in 2010 (IFRS 5)	—	(13)	(26)
(iv) / (ix)	Other tax items	—	(1)	2
(x)	Share of items listed above attributable to non-controlling interests	—	1	3
(iv) / (v)	Restructuring costs and expenses arising from the impact of acquisitions on associates and joint ventures(3)	(14)	(15)	(58)
Net income attributable to equity holders of Sanofi		2,224	3,421	5,467

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with of IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

(2)	This line corresponds to the workdown of inventories remeasured at fair value at the acquisition date.
(3)

This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures allocated to each segment are for Pharmaceuticals, the entities majority owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2010), Handok, and Infraserv Höchst; for Vaccines, Sanofi Pasteur MSD; and for the Other segment, Yves Rocher.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2011
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	432	338	—	140	910
Acquisitions of property, plant and equipment	540	162	38	—	740
Acquisitions of intangible assets	83	5	4	—	92

	June 30, 2010
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	459	363	—	128	950
Acquisitions of property, plant and equipment	358	208	43	—	609
Acquisitions of intangible assets	149	27	1	—	177

	December 31, 2010
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	446	350	—	128	924
Acquisitions of property, plant and equipment	779	416	88	—	1,283
Acquisitions of intangible assets	335	43	1	—	379

Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

		6 months to June 30, 2011
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales	16,128	5,981	1,591	4,843	4,580	5,304
Non-current assets:
– Property, plant and equipment	10,669	7,032	4,049	2,585	2,187	1,052
– Intangible assets(1)	21,078	5,458		12,901		2,719
– Goodwill(1)	34,767	14,651		14,885		5,231

(1)	Excluding Merial, which has intangible assets of €4,232 million, including goodwill of €1,118 million.

		6 months to June 30, 2010
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales(1)	16,205	6,298	1,578	5,066	4,819	4,841
Non-current assets:
– Property, plant and equipment	8,234	5,763	3,502	1,630	1,208	841
– Intangible assets	14,503	4,183		7,304		3,016
– Goodwill	33,050	13,673		14,388		4,989

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with of IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

		12 months to December 31, 2010
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales(1)	32,367	12,198	3,092	10,333	9,790	9,836
Non-current assets:
– Property, plant and equipment	8,155	5,764	3,603	1,510	1,091	881
– Intangible assets	12,479	3,773		5,835		2,871
– Goodwill	31,932	13,718		13,264		4,950

(1)

The results of operations of Merial, previously reported as held-for-exchange, have been reclassified and included in net results of continuing operations in accordance with IFRS 5.36., following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Notes B.1.2. and B.7.).

As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2010, France is not a cash generating unit (CGU). Consequently, information about goodwill is provided for Europe.

Net sales

Sanofi’s net sales comprise the net sales generated by the Pharmaceuticals, Vaccines and Animal Health segments.

The table below shows net sales of flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Lantus®	1,894	1,716	3,510
Apidra®	102	83	177
Amaryl®	217	234	478
Insuman®	64	67	133
Other Diabetes Products	4	—	—
Sub-total: Diabetes	2,281	2,100	4,298
Lovenox®	1,119	1,635	2,806
Taxotere®	586	1,129	2,122
Plavix®	994	1,073	2,083
Aprovel®	663	665	1,327
Eloxatin®	436	160	427
Multaq®	131	63	172
Jevtana®	96	—	82
Stilnox®/ Ambien®/ Ambien CR®/ Myslee®	232	441	819
Allegra®	335	319	607
Copaxone®	233	262	513
Tritace®	194	211	410
Depakine®	196	184	372
Xatral®	129	153	296
Actonel®	91	124	238
Nasacort®	74	104	189
Other Products	2,940	3,060	6,064
Consumer Health Care	1,356	1,069	2,217
Generics	848	724	1,534
Cerezyme®	166	—	—
Myozyme® / Lumizyme®	99	—	—
Fabrazyme®	30	—	—
Renagel® / Renvela®	137	—	—
SynVisc®	89	—	—
Other Genzyme Products	275	—	—
Sub-total: Genzyme(1)	796	—	—
Total Pharmaceuticals	13,730	13,476	26,576

(1)	Since acquisition date (April 4, 2011).

The table below shows net sales of the principal vaccine types sold by the Vaccines segment:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	12 months to December 31, 2010
Influenza Vaccines	158	532	1,297
of which seasonal vaccines	158	113	845
Of which pandemic vaccines	—	419	452
Pediatric Combination and Poliomyelitis Vaccines	494	483	984
Meningitis/Pneumonia Vaccines	183	224	527
Adult Booster Vaccines	206	186	449
Travel and Endemics Vaccines	171	193	382
Other Vaccines	96	74	169
Total Vaccines	1,308	1,692	3,808

The table below shows net sales of the principal products sold by the Animal Health segments:

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010(1)	12 months to December 31, 2010(1)
Frontline® and other fipronil- based products	459	446	774
Vaccines	325	299	627
Avermectin	198	188	355
Other Animal Health Products	108	104	227
Total Animal Health	1,090	1,037	1,983

(1)	See Note B.1.2.

Split of sales

The three largest customers accounted for 6.5%, 5.2% and 4.9% of the Group’s gross sales in the first half of 2011.

C. EVENTS SUBSEQUENT TO JUNE 30, 2011

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On July 11, 2011, Sanofi announced the strategic divestiture of its dermatology business Dermik to Valeant Pharmaceuticals International Inc. (NYSE/TSX: VRX), (“Valeant”) for a total cash consideration of US $425 million. This transaction enables Sanofi to concentrate its efforts on its growth platforms in North America. The transaction includes all of the assets of Dermik, comprising a portfolio including leading therapeutic and aesthetic dermatology brands such as BenzaClin®, Carac® and Sculptra®, plus a manufacturing site in Canada. The sales related to this business amounted to US $206 million in 2010. Closing of the transaction is contingent on the clearance from the relevant regulatory authorities and the other customary closing conditions.

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End of July 2011, Sanofi updated on the supply of Genzyme’s products Cerezyme® and Fabrazyme®. Based upon actual production trends to date and lead times to release products to the market, Sanofi does not expect that the 2011 Contingent Value Right (CVR) Production Milestone will be met.

II - OPERATING AND FINANCIAL REVIEW AND RECENT DEVELOPMENTS

A. SIGNIFICANT EVENTS OF THE FIRST HALF OF 2011

A.1. Pharmaceuticals

A.1.1. Acquisitions and alliances

A key event of the first half was the acquisition on April 4, 2011 of Genzyme Corporation (“Genzyme”), a major biotechnology company specializing in rare diseases headquartered in Cambridge, Massachusetts (United States). In 2010, Genzyme generated net sales in the region of $4 billion.

Genzyme’s primary areas of focus are rare diseases, renal, endocrinology, oncology and biosurgery. Following the acquisition, Genzyme is now focused on Personalized Genetic Health (PGH) (including Cerezyme®, Myozyme®/Lumizyme® and Fabrazyme®) and Multiple Sclerosis (MS) (including the investigational agent alemtuzumab). Other Genzyme divisions (Biosurgery (including Synvisc®), Renal (including Renagel®/Renvela®) and Oncology) have been integrated into corresponding Sanofi activities.

The transaction was completed in accordance with the terms of the public exchange offer at a price of $74 in cash plus the issuance to Genzyme shareholders of one contingent value right (CVR) per share. The CVRs are listed on the NASDAQ market, and entitle the holder to receive additional cash payments if specified milestones relating to Lemtrada™(1) are achieved over a specified period, or if specified milestones relating to 2011 production volumes for Cerezyme® and Fabrazyme® are met.

The provisional purchase price allocation is disclosed in Note B.1.1. to the condensed half-year consolidated financial statements. Sanofi funded the acquisition of Genzyme with the proceeds of a $7 billion bond issue completed on March 23, 2011; approximately $7 billion raised through its U.S. commercial paper program; a drawdown of $4 billion on the bridge facility negotiated in October 2010; and available cash.

A number of other acquisitions and alliances were also concluded during the first half of 2011, the principal transactions being:

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On February 24, 2011, Sanofi announced the completion of the acquisition of 100% of the common stock of BMP Sunstone Corporation, a Chinese pharmaceutical company that is developing a portfolio of branded and healthcare products in China. The provisional purchase price allocation is disclosed in Note B.1.1. to the condensed half-year consolidated financial statements.

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On March 8, 2011, Sanofi announced the signature of a new agreement to donate $25 million to the World Health Organization (WHO) to control neglected tropical diseases, extending their decade-long partnership for another five years and taking Sanofi’s total contribution to the WHO to $75 million.

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On March 23, 2011, Sanofi announced the signature of a cooperation agreement between its Ophthalmology Division (Fovea Pharmaceuticals) and the Institut de la Vision, one of the main eye disease research centers in Europe, for research in the diagnosis, prevention and treatment of ocular diseases. Under the terms of this 3-year agreement, Sanofi has priority access to the technological platforms of the Institut de la Vision to conduct research and collaboration activities, and exclusive worldwide rights to the results of the collaboration. Sanofi has committed to pay royalties to the constituent bodies of the Institut de la Vision in the event of commercialization.

(1)	Lemtrada™ is the registered name submitted to health authorities for the investigational agent alemtuzumab.

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In April 2011, Sanofi signed a multi-year research collaboration agreement under the auspices of the Stanford University Bio-X program which supports, organizes and facilitates innovative and collaborative interdisciplinary research projects in the early phases of development.

¡	On May 5, 2011, Sanofi and Medicines for Malaria Venture (MMV) announced the signature of an alliance to research new malaria treatments, and the first research project agreement under that alliance.
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On May 11, 2011, Sanofi announced its support for the China Initiative for Diabetes Excellence, an innovative integrated diabetes management program launched by the Chinese Ministry of Health, the Chinese Center for Disease Control and Prevention (CDC) and the Chinese Diabetes Society of the Chinese Medical Association.

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On May 16, 2011, Sanofi signed a license agreement with Glenmark Pharmaceuticals S.A., a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (Glenmark), to develop and commercialize GBR500, a novel monoclonal antibody for the treatment of Crohn’s disease and other chronic auto-immune diseases. Under the terms of the agreement, Glenmark received $50 million, and could receive success-based development, regulatory and commercial milestone payments. Glenmark is also entitled to double-digit royalties on net sales of products commercialized under the license.

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On May 30, 2011, Sanofi and the Drugs for Neglected Diseases initiative (DNDi) announced the signature of a 3-year collaboration agreement to research new treatments for nine neglected tropical diseases listed by the World Health Organization (WHO), for which new, adapted, and efficient tools are needed to treat patients in endemic countries. Under the terms of this agreement, Sanofi will bring in molecules from its portfolio and will collaborate with DNDi in research activities on innovative molecular scaffolds. The rights to results produced by this partnership will be co-owned by Sanofi and DNDi.

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In June 2011, Sanofi signed a 2-year research collaboration agreement with Audion Therapeutics (Audion) to develop potential treatments for hearing loss via the optimization of small molecules using a regenerative medicine approach. Under the terms of the agreement, Sanofi has an option to license technology rights from Audion related to research conducted under the collaboration.

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On June 28, 2011, Sanofi signed an exclusive worldwide research collaboration agreement and option for license with Rib-X Pharmaceuticals, Inc. (Rib-X) for novel classes of antibiotics resulting from Rib-X’s RX-04 program for the treatment of resistant Gram-positive and resistant Gram-negative pathogens. Under the terms of the agreement, Rib-X received $10 million, and could receive further payments for the achievement of research, preclinical, regulatory and commercial milestones, which could reach $86 million. Sanofi also has the right to develop multiple products under this agreement; commercial milestones could exceed $100 million on a per product basis.

A.1.2. Filings for marketing approval and new product launches

The following approvals were obtained during the first half of 2011:

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On January 25, 2011, the U.S. Food and Drug Administration (FDA) granted an additional six-month period of exclusivity to market Plavix® (clopidogrel bisulfate) in the United States; the exclusivity period is now due to expire on May 17, 2012.

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On March 20, 2011, Sanofi obtained marketing approval from the European Commission for Jevtana® (cabazitaxel), in combination with prednisone/prednisolone, for the treatment of patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-containing chemotherapy regimen. This approval was based on results of the TROPIC Phase III clinical trial and applies to all 27 European Union member states plus Iceland, Liechtenstein and Norway.

¡	On June 16, 2011, the Canadian healthcare authorities also approved Jevtana® in the same indication.

A.1.3. Research and Development

The main developments in our research and development (R&D) portfolio during the first half of 2011 are described below:

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Following the acquisition of Genzyme in early April (see Note A.1.1. “Acquisitions and alliances”), our portfolio was boosted by sixteen new molecular entities currently in clinical development, including alemtuzumab in the treatment of multiple sclerosis, in collaboration with Bayer HealthCare; mipomersen for patients with severe familial hypercholesterolemia; and eliglustat, an oral treatment for type 1 Gaucher’s disease.

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Two products entered Phase II of clinical development: SAR110894D, a selective oral H3 receptor antagonist being assessed in Alzheimer’s disease, and SAR231893, an anti-IL4R monoclonal antibody being developed for asthma.

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Six products entered Phase I: SAR156597, a bispecific IL4/IL13 antibody in the treatment of idiopathic pulmonary fibrosis; SAR307746, a fully human IgG1 monoclonal antibody directed against Ang2, being developed in oncology; SAR125844, a Met Kinase inhibitor in oncology; SAR407899, an RHO Kinase inhibitor for diabetic nephropathy; SAR126119, a TAFIa inhibitor for acute ischemic stroke; and SAR339658, a monoclonal antibody to treat Crohn’s disease and other chronic autoimmune disorders.

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Three projects were discontinued: SSR125543, a CRF1 antagonist in the treatment of depression; SAR260093/MBX-2982, a GPR119 receptor agonist, following termination of the license agreement with Metabolex; and celivarone, for the prevention of shocks and major clinical outcomes in patients with implanted cardiac defibrillator.

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Lyxumia® (lixisenatide), a once-daily GLP-1 receptor agonist under development for the treatment of type 2 diabetes, is being assessed in nine studies under the Phase III GetGoal clinical program. Results from this program published during the first half of 2011 confirmed the efficacy and safety profile of Lyxumia®:

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February 2011: results from the GetGoal-X study, which compared the efficacy and safety of Lyxumia® and exenatide as add-on therapy for people with type 2 diabetes whose condition is inadequately controlled by metformin. The study achieved its primary endpoint by demonstrating non-inferiority of once-daily Lyxumia® injection in HbA1c reduction from baseline compared with exenatide twice-daily, with fewer hypoglycemic events.

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April 2011: results from the GetGoal-S study. These showed that Lyxumia® achieved its primary efficacy objective of significant HbA1c reduction and improved glycemic control from baseline versus placebo. The top-line results also showed a significant reduction in body weight for people treated with Lyxumia®.

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May 2011: results from the GetGoal-L study. These demonstrated that Lyxumia®, when used as an add-on therapy to basal insulin (with or without metformin), achieved its primary efficacy endpoint of significantly reducing HbA1c versus placebo for type 2 diabetes patients without significantly increasing their risk of hypoglycemia.

Many results from clinical studies of other molecules were also announced in the first half of 2011:

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March 2011: Sanofi announced results from the VITAL Phase III study evaluating Zaltrap® (aflibercept) as a second line treatment for non small cell lung cancer. The study data showed that adding aflibercept to the chemotherapy drug docetaxel did not meet the pre-specified criteria for the primary endpoint of improvement in overall survival compared with a regimen of docetaxel plus placebo.

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End April 2011: Sanofi announced that the VELOUR Phase III study comparing Zaltrap® (aflibercept) in combination with the FOLFIRI chemotherapy regimen [folinic acid (leucovorin), 5-fluorouracil, and irinotecan] versus a regimen of FOLFIRI plus placebo achieved its primary endpoint of improving overall survival in the second-line treatment of metastatic colorectal cancer.

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Early April 2011: data from two Phase III studies of mipomersen in patients who had high cholesterol levels while on lipid-lowering therapy were presented at the American College of Cardiology’s 60th Annual Scientific Session. In the study in patients with severe heterozygous familial hypercholesterolemia, mipomersen reduced LDL-cholesterol (the primary endpoint) by 36% versus a 13% increase for placebo (p<0.001). Results of a Phase III study of mipomersen in patients with high cholesterol at high risk of coronary heart disease were also presented; in this study, mipomersen reduced LDL-cholesterol (the primary endpoint) by 37%, versus a 5% reduction for placebo (p<0.001).

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April 14, 2011: Genzyme Corporation, a subsidiary of Sanofi (see Note A.1.1. “Acquisitions and Alliances” above), reported additional five-year patient data from its CAMMS223 Phase II multiple sclerosis (MS) trial showing that nearly two-thirds of patients treated with alemtuzumab showed no progression in the disease and hence in disability.

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June 4, 2011: Sanofi announced results from the pivotal SAVE-ONCO study, showing that administering semuloparin to 3,212 cancer patients on initiation of a chemotherapy regimen significantly reduced by 64% the risk of symptomatic deep vein thrombosis, non-fatal pulmonary embolism or venous thromboembolism related death, thereby meeting the study’s primary composite endpoint. Semuloparin reduced the risk of this type of blood clot without increasing the incidence of major bleeding over placebo.

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June 6, 2011: Sanofi announced new data on the investigational agent iniparib (BSI-201) in metastatic triple-negative breast cancer and platinum-sensitive and platinum-resistant recurrent ovarian cancer. The data, presented at the American Society of Clinical Oncology (ASCO) in the United States, validated the continuation of clinical development of iniparib.

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June 24, 2011: Sanofi announced positive results from the “All to Target” study, showing that using two regimens including Lantus® (insulin glargine [rDNA origin] injection) and Apidra® (insulin glulisine [rDNA origin] injection) lowered blood glucose levels compared to premixed insulin, with less hypoglycemia and an improvement in diabetes-specific quality of life.

A.2. Human Vaccines (Vaccines)

A.2.1. Filings for marketing approval and new vaccine launches

¡

In May 2011, the U.S. Food and Drug Administration (FDA) approved Sanofi Pasteur’s supplementary biological license application (sBLA) for Fluzone® Intradermal, indicated for the vaccination of adults aged 18 to 64 against influenza caused by the influenza virus subtypes A and B contained in the vaccine. This vaccine will be available to healthcare professionals in the United States for the 2011-2012 influenza season.

¡	May 2011 also saw the Chinese launch of Pentaxim®, the first 5-in-1 combination vaccine in China against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b.
¡

In June 2011, the World Health Organization (WHO) granted prequalification to Sanofi Pasteur’s Typhim Vi® polysaccharide typhoid vaccine. WHO prequalification is a pre-requisite for the procurement of vaccines by UNICEF and other United Nations agencies, and for distribution under the GAVI Alliance New and Underused Vaccines Support program.

A.2.2. Alliances

¡

In February 2011, Sanofi Pasteur announced an alliance with the International Vaccine Institute (IVI) to support the IVI’s recently-launched Dengue Vaccine Initiative (DVI). The DVI program was announced by the IVI on February 10, 2011 in collaboration with the Sabin Vaccine Institute, Johns Hopkins University and the WHO.

¡

In June 2011, the Group signed a research collaboration agreement with Weill Cornell Medical College to identify new anti-infectives that aim to shorten the course of treatment of tuberculosis (TB) and could provide effective therapies against drug-susceptible and drug-resistant strains of TB.

A.3. Animal Health

¡

On March 22, 2011, Merck and Sanofi jointly announced the mutual termination of their agreement to form a new animal health joint venture by combining Merial, Sanofi’s animal health business, with Intervet/Schering-Plough, Merck’s animal health unit. As a result, Merial and Intervet/Schering-Plough will continue to operate as separate businesses. This decision was mainly due to the increasing complexity of implementing the proposed transaction, both in terms of the nature and extent of the anticipated divestitures and the length of time necessary for the worldwide regulatory review process. Consequently, the assets and liabilities of Merial, which previously were classified in Sanofi’s balance sheet as assets or liabilities held for sale or exchange, have been reclassified to the relevant balance sheet line items with no restatement of comparative periods. At the same time, results from the Merial business were included in continuing operations for all the periods reported (see Note B.1.2. to the condensed half-year consolidated financial statements).

¡

Certifect™, a new topical flea and tick control combination parasiticide for dogs, was approved in the United States by the Environmental Protection Agency (EPA) in March 2011, and in the European Union in May 2011. Merial launched this new product in the United States in July 2011.

¡

On June 21, 2011, the U.S. District Court for the Middle District of Georgia ruled that Merial’s U.S. patent covering Frontline Plus® was valid and that PetArmor™ Plus products infringed this patent. The court also barred Cipla Ltd and Velcera Inc from further sales of these products in the United States, and ordered the seizure of any existing inventory in the United States. This decision is temporarily stayed pending appeal.

A.4. Other significant events of the first half of 2011

¡

On May 6, 2011, the Annual General Meeting was held. All the resolutions were passed and in particular, the meeting approved the distribution of a dividend of €2.50 per share, payable from June 16, 2011 in cash or new shares at the option of the shareholder. The meeting also ratified the co-opting of Mrs Carole Piwnica and approved the appointment of Mrs Suet-Fern Lee as Directors, and approved a change in the company name from “sanofi-aventis” to “Sanofi” effective from the end of the meeting.

B. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2011)

¡	On July 7, 2011, Sanofi announced that it had discontinued the PALLAS Phase IIIb clinical trial in patients with permanent atrial fibrillation (AF).
¡

On July 11, 2011, top-line results were reported from CARE-MS I, the first of two Phase III clinical trials comparing alemtuzumab (Lemtrada™) to the approved multiple sclerosis therapy Rebif® (high dose interferon beta-1a) in patients with relapsing-remitting multiple sclerosis. In this trial, two annual cycles of alemtuzumab treatment resulted in a 55% reduction in relapse rate versus Rebif®, meeting the first primary endpoint. Statistical significance was not achieved for the second primary endpoint (time to six month sustained accumulation of disability) as compared to Rebif® (8% of patients versus 11%). Sanofi had previously been granted fast track designation by the FDA for alemtuzumab in the treatment of multiple sclerosis.

¡

On July 11, 2011, Sanofi announced the strategic divestiture of its Dermik dermatology business to Valeant Pharmaceuticals International Inc. for a total cash consideration of $425 million. This divestiture, which will enable Sanofi to concentrate more closely on its growth platforms in North America, includes all the assets of Dermik, comprising a portfolio of leading brands in therapeutic and aesthetic dermatology such as Benzaclin®, Carac® and Sculptra®, together with a manufacturing facility in Canada. The closing of the transaction is subject to customary conditions, including clearance by certain antitrust authorities.

¡

On July 28, 2011, Sanofi updated on the supply of Genzyme’s products Cerezyme® and Fabrazyme®. Based upon actual production trends to date and lead times to release products to the market, Sanofi does not expect that the 2011 Contingent Value Right (CVR) Production Milestone will be met.

¡

On July 28, 2011 Sanofi announced the appointment of Dr. David-Alexandre Gros, as Chief Strategy Officer of Sanofi, effective September 1, 2011. Dr. David-Alexandre Gros joined also the Group Executive Committee.

¡

On September 19, 2011 Sanofi announced that the U.S. District Court for the District of New Jersey has ruled in favor of Sanofi U.S. with respect to a contractual dispute against Sun Pharmaceuticals LTD. arising from the resolution of the Eloxatin® (oxaliplatin) patent litigation. The District Court’s ruling maintains Eloxatin®’s US market exclusivity through August 9, 2012.

¡

On September 22, 2011, Sanofi announced that the European Medicines Agency (EMA) has defined Multaq®’s role in the treatment of paroxysmal and persistent AF, stating that the Committee for Medicinal Products for Human Use (CHMP) has concluded that the benefits of Multaq® continue to outweigh the risks for a limited population of patients with Atrial Fibrillation. The new more restrictive indication for Multaq is: “Multaq® is indicated for the maintenance of sinus rhythm after successful cardioversion in adult clinically stable patients with paroxysmal or persistent atrial fibrillation (AF). Due to its safety profile (see sections 4.3 and 4.4) Multaq® should only be prescribed after alternative treatment options have been considered. Multaq® should not be given to patients with left ventricular systolic dysfunction or to patients with current or previous episodes of heart failure.” The benefit/risk assessment of Multaq® by other regulatory agencies is ongoing.

C. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2011

C.1. Consolidated results of operations for the first half of 2011

Consolidated income statements for the six months to June 30, 2011 and 2010

(€ million)	6 months to June 30, 2011	as % of net sales		6 months to June 30, 2010 (1)	as % of net sales
Net sales	16,128	100.0%		16,205	100.0%
Other revenues	835	5.2%		807	5.0%
Cost of sales	(5,214)	(32.3%	)	(4,496)	(27.7%	)
Gross profit	11,749	72.8%		12,516	77.2%
Research and development expenses	(2,297)	(14.2%	)	(2,260)	(13.9%	)
Selling and general expenses	(4,201)	(26.0%	)	(3,955)	(24.4%	)
Other operating income	191			243
Other operating expenses	(168)			(141)
Amortization of intangible assets	(1,701)			(1,802)
Impairment of intangible assets	(69)			(108)
Fair value remeasurement of liabilities related to contingent consideration	(66)			—
Restructuring costs	(467)			(190)

(€ million)	6 months to June 30, 2011	as % of net sales	6 months to June 30, 2010 (1)	as % of net sales
Other gains and losses, and litigation	(517)		—
Operating income	2,454	15.2%	4,303	26.6%
Financial expenses	(234)		(214)
Financial income	56		74
Income before tax and associates and joint ventures	2,276	14.1%	4,163	25.7%
Income tax expense	(472)		(1,071)
Share of profit/loss of associates and joint ventures	556		476
Net income	2,360	14.6%	3,568	22.0%
Net income attributable to non-controlling interests	136		147
Net income attributable to equity holders of Sanofi	2,224	13.8%	3,421	21.1%
Average number of shares outstanding (million)	1,308.6		1,305.8
Average number of shares outstanding after dilution (million)	1,313.3		1,309.3
Basic earnings per share (in euros)	1.70		2.62
Diluted earnings per share (in euros)	1.69		2.61

(1)

The results of operations of Merial, previously reported as a business held for exchange, have been reclassified and included in net results from continuing operations in accordance with IFRS 5 paragraph 36, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as separate businesses operating independently (see Note B.1.2. to the condensed half-year consolidated financial statements).

C.2. Business net income (1) for the first half of 2011

In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators.

The operating segment disclosures required under IFRS 8 are provided in Note B.20. to the condensed half-year consolidated financial statements.

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The Other segment includes all segments that do not qualify as reportable segments under IFRS 8. In particular, this segment includes Sanofi’s interest in the Yves Rocher group, and the effects of retained commitments in respect of divested businesses.

(1) See definition in the Appendix (Section E).

Inter-segment transactions are not material.

Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources. Business operating income is derived from Operating income, adjusted as follows:

¡	the amounts reported in the lines Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation are eliminated;
¡	amortization and impairment losses charged against intangible assets (other than software) are eliminated;
¡	the share of profits/losses of associates and joint-ventures is added;
¡	the share attributable to non-controlling interests is deducted;
¡

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

¡	restructuring costs relating to associates and joint ventures are eliminated.

“Business net income” is a non-GAAP financial measure which our management uses to monitor our operational performance (1). This measure is determined by taking “business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures); (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5); (viii) the tax effect related to the items listed in (i) through (vii); as well as (ix) the effects of major tax disputes; and (x) the share of non-controlling interests in items (i) through (ix). Items (ii), (v) and (vi) correspond to those reported in the income statement line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation.

Business net income for the first half of 2011 totaled €4,320 million (down 11.9% on the 2010 first-half figure of €4,905 million), and represented 26.8% of net sales (versus 30.3% for the first half of 2010).

First-half segment results for 2011 and 2010, and 2010 full-year segment results, are set forth below. In the 2010 full-year and first-half results, the results of operations of Merial, which was previously reported as a business held for exchange, have been reclassified and included in results of continuing operations in accordance with paragraph 36 of IFRS 5, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Note B.1.2. to the condensed half-year consolidated financial statements).

(1) See definition in the Appendix (Section E).

2011 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,730	1,308	1,090	—	16,128
Other revenues	816	10	9	—	835
Cost of sales	(4,073)	(550)	(327)	—	(4,950)
Research and development expenses	(1,963)	(264)	(70)	—	(2,297)
Selling and general expenses	(3,614)	(264)	(322)	(1)	(4,201)
Other operating income and expenses	42	(1)	(7)	(11)	23
Share of profit/(loss) of associates and joint ventures (1)	559	(2)	—	13	570
Net income attributable to non-controlling interests	(136)	—	—	—	(136)
Business operating income	5,361	237	373	1	5,972
Financial income and expenses					(178)
Income tax expense					(1,474)
Business net income					4,320

(1)	Net of taxes

2010 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,476	1,692	1,037	—	16,205
Other revenues	786	12	9	—	807
Cost of sales	(3,531)	(552)	(303)	—	(4,386)
Research and development expenses	(1,943)	(247)	(75)	—	(2,265)
Selling and general expenses	(3,373)	(284)	(306)	(2)	(3,965)
Other operating income and expenses	168	(2)	6	(70)	102
Share of profit/(loss) of associates and joint ventures (1)	491	(8)	—	8	491
Net income attributable to non-controlling interests	(150)	1	1	—	(148)
Business operating income	5,924	612	369	(64)	6,841
Financial income and expenses					(140)
Income tax expense					(1,796)
Business net income					4,905

(1)	Net of taxes

2010 full-year business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	26,576	3,808	1,983	—	32,367
Other revenues	1,623	28	18	—	1,669
Cost of sales	(7,316)	(1,371)	(615)	—	(9,302)
Research and development expenses	(3,884)	(517)	(155)	—	(4,556)
Selling and general expenses	(6,962)	(603)	(604)	(2)	(8,171)
Other operating income and expenses	177	(14)	(6)	(108)	77
Share of profit/(loss) of associates and joint ventures (1)	1,009	19	—	8	1,036
Net income attributable to non-controlling interests	(258)	(1)	—	—	(257)
Business operating income	10,965	1,379	621	(102)	12,863
Financial income and expenses					(362)
Income tax expense					(3,286)
Business net income					9,215

(1)	Net of taxes

A reconciliation of our business net income to Net income attributable to equity holders of Sanofi is set forth below:

(€ million)		6 months to June 30, 2011	6 months to June 30, 2010 (1)	12 months to December 31, 2010(1)
Business net income		4,320	4,905	9,215
(i)	Amortization of intangible assets	(1,701)	(1,802)	(3,529)
(ii)	Impairment of intangible assets	(69)	(108)	(433)
(iii)	Fair value remeasurement of liabilities related to contingent consideration	(66)	—	—
(iv)	Expenses arising from the impact of acquisitions on inventories (2)	(264)	(134)	(142)
(v)	Restructuring costs	(467)	(190)	(1,384)
(vi)	Other gains and losses, and litigation	(517)	—	(138)
(vii)	Impact of the non-depreciation of the property, plant and equipment of Merial (IFRS 5)	—	39	77
(viii)	Tax effects on the items listed above, comprising:	1,002	726	1,854
	- amortization of intangible assets	559	600	1,181
	- impairment of intangible assets	20	33	143
	- fair value remeasurement of liabilities related to contingent consideration	5	—	—
	- expenses arising from the impact of acquisitions on inventories	78	43	44
	- restructuring costs	150	63	466
	- other gains and losses, and litigation	190	—	46
	- non-depreciation of property, plant and equipment (IFRS 5)	—	(13)	(26)
(iv) / (ix)	Other tax items	—	(1)	2
(vii)	Share of items listed above attributable to non-controlling interests	—	1	3
(iv) / (v)	Restructuring costs and expenses arising from the impact of acquisitions on associates and joint ventures (3)	(14)	(15)	(58)
Net income attributable to equity holders of Sanofi		2,224	3,421	5,467

(1)

The results of operations of Merial, which was previously reported as a business held for exchange, have been reclassified and included in net results of continuing operations in accordance with paragraph 36 of IFRS 5, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently.

(2)	This line comprises the workdown of inventories remeasured at fair value at the acquisition date.
(3)

This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangibles assets, and impairment of goodwill).

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2011 was €3.30, a decrease of 12.2% relative to the 2010 first-half figure of €3.76, based on an average number of shares outstanding of 1,308.6 million for the first half of 2011 and 1,305.8 million for the first half of 2010.

Pharmaceuticals segment first-half business operating income, 2011 and 2010

	6 months		6 months
	to June 30,	as % of	to June 30,	as % of	Year-on-year
(€ million)	2011	net sales	2010	net sales	change
Net sales	13,730	100.0%	13,476	100.0%	+1.9%
Other revenues	816	5.9%	786	5.8%	+3.8%
Cost of sales	(4,073)	(29.7%)	(3,531)	(26.2%)	+15.3%
Gross profit	10,473	76.3%	10,731	79.6%	-2.4%
Research and development expenses	(1,963)	(14.3%)	(1,943)	(14.4%)	+1.0%
Selling and general expenses	(3,614)	(26.3%)	(3,373)	(25.0%)	+7.1%
Other operating income and expenses	42		168		-75.6%
Share of profit/(loss) of associates and joint ventures (1)	559		491		+13.8%
Net income attributable to non-controlling interests	(136)		(150)		-9.3%
Business operating income	5,361	39.0%	5,924	44.0%	-9.5%

(1)	Net of taxes

Vaccines segment first-half business operating income, 2011 and 2010

	6 months		6 months
	to June 30,	as % of	to June 30,	as % of		Year-on-year
(€ million)	2011	net sales	2010	net sales		change
Net sales	1,308	100.0%	1,692	100.0%		-22.7%
Other revenues	10	0.8%	12	0.7%		-16.7%
Cost of sales	(550)	(42.0%)	(552)	(32.6%	)	-0.4%
Gross profit	768	58.7%	1,152	68.1%		-33.3%
Research and development expenses	(264)	(20.2%)	(247)	(14.6%	)	+6.9%
Selling and general expenses	(264)	(20.2%)	(284)	(16.8%	)	-7.0%
Other operating income and expenses	(1)		(2)			-50.0%
Share of profit/(loss) of associates and joint ventures (1)	(2)		(8)			-75.0%
Net income attributable to non-controlling interests	—		1			-100.0%
Business operating income	237	18.1%	612	36.2%		-61.3%

(1)	Net of taxes

Animal Health segment first-half business operating income, 2011 and 2010

	6 months			6 months
	to June 30,	as % of		to June 30,	as % of		Year-on-year
(€ million)	2011	net sales		2010	net sales		change
Net sales	1,090	100.0%		1,037	100.0%		+5.1%
Other revenues	9	0.8%		9	0.9%		0.0%
Cost of sales	(327)	(30.0%	)	(303)	(29.2%	)	+7.9%
Gross profit	772	70.8%		743	71.6%		+3.9%
Research and development expenses	(70)	(6.4%	)	(75)	(7.2%	)	-6.7%
Selling and general expenses	(322)	(29.5%	)	(306)	(29.5%	)	+5.2%
Other operating income and expenses	(7)			6
Share of profit/(loss) of associates and joint ventures (1)	—			—
Net income attributable to non-controlling interests	—			1			-100.0%
Business operating income	373	34.2%		369	35.6%		+1.1%

(1)	Net of taxes

C.3. Analysis of consolidated results for the first half of 2011

C.3.1. Net sales

Sanofi generated consolidated net sales of €16,128 million in the first half of 2011, down 0.5% on the first half of 2010. Exchange rate movements had an unfavorable effect of 1.5 points; this mainly reflected the depreciation of the U.S. dollar and the Venezuelan bolivar against the euro, partially offset by the appreciation of the Japanese yen, the Australian dollar and the Brazilian real. At constant exchange rates(1) and after taking account of changes in structure (primarily the consolidation of Genzyme from April 2011), net sales rose by 1.0%.

Excluding Genzyme, 2011 first-half consolidated net sales were down 4.6% at constant exchange rates, reflecting a loss of sales due to generic competition.

Reconciliation of 2011 first-half reported net sales to net sales at constant exchange rates(1)

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change
Reported net sales	16,128	16,205	-0.5%
Effect of exchange rates	244
Net sales at constant exchange rates	16,372	16,205	+1.0%

C.3.1.1. Net sales by business segment

Our net sales comprise the net sales generated by our Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health businesses.

During the first half of 2011, Sanofi and Merck mutually terminated their agreement to create a new animal health joint venture. Consequently, the results of Merial are now included in the results of continuing operations for all of the periods reported (see note B.1.2. to the condensed half-year consolidated financial statements), and Merial’s net sales are included in consolidated net sales for all of the periods reported.

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Pharmaceuticals	13,730	13,476	+1.9%	+3.3%
Vaccines	1,308	1,692	-22.7%	-20.3%
Animal Health	1,090	1,037	+5.1%	+6.7%
Total	16,128	16,205	-0.5%	+1.0%

Net sales for the Pharmaceuticals business for the first half of 2011 were €13,730 million, up 1.9% on a reported basis and up 3.3% at constant exchange rates, reflecting both the consolidation of Genzyme net sales from April 2011 and the impact of competition from generics in the United States and in Europe, healthcare reforms in the United States, and austerity measures in the European Union. Excluding Genzyme, net sales for the Pharmaceuticals business were down 3.4% at constant exchange rates.

(1)	See definition in the Appendix (Section E).

(€ million) Product	Indication	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Lantus®	Diabetes	1,894	1,716	+10.4%	+13.9%
Apidra®	Diabetes	102	83	+22.9%	+25.3%
Insuman®	Diabetes	64	67	-4.5%	-4.5%
Amaryl®	Diabetes	217	234	-7.3%	-7.7%
Other products	Diabetes	4	—	—	—
Sub-total: diabetes		2,281	2,100	+8.6%	+11.5%
Lovenox®	Thrombosis	1,119	1,635	-31.6%	-30.9%
Plavix®	Atherothrombosis	994	1,073	-7.4%	-8.4%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	586	1,129	-48.1%	-49.1%
Aprovel®/CoAprovel®	Hypertension	663	665	-0.3%	-0.3%
Eloxatin®	Colorectal cancer	436	160	+172.5%	+185.6%
Multaq®	Atrial fibrillation	131	63	+107.9%	+114.3%
Jevtana®	Prostate cancer	96	—	—	—
Stilnox®/Ambien® /Myslee®	Sleep disorders	232	441	-47.4%	-48.8%
Allegra®	Allergic rhinitis, urticaria	335	319	+5.0%	-1.6%
Copaxone®	Multiple sclerosis	233	262	-11.1%	-11.8%
Tritace®	Hypertension	194	211	-8.1%	-7.1%
Depakine®	Epilepsy	196	184	+6.5%	+6.0%
Xatral®	Benign prostatic hypertrophy	129	153	-15.7%	-13.1%
Actonel®	Osteoporosis, Paget’s disease	91	124	-26.6%	-28.2%
Nasacort®	Allergic rhinitis	74	104	-28.8%	-26.9%
Other Products		2,940	3,060	-3.9%	-3.6%
Consumer Health Care		1,356	1,069	+26.8%	+28.1%
Generics		848	724	+17.1%	+17.3%
Genzyme		796	—	—	—
Total Pharmaceuticals		13,730	13,476	+1.9%	+3.3%

Net sales for the Diabetes division totaled €2,281 million, up 11.5% at constant exchange rates, driven by double-digit growth for Lantus® and Apidra®.

Lantus® , the world’s leading diabetes brand, posted first-half growth of 13.9% (at constant exchange rates) to €1,894 million, with robust performances in the United States (+13.5% at constant exchange rates) and Emerging Markets (+24.7% at constant exchange rates), especially China (+40.8%) and Brazil (+35.0%). Growth was more modest in Western Europe (+5.3% at constant exchange rates), reflecting a squeeze on prices, particularly in Germany.

Net sales of the rapid-acting human insulin analog Apidra® reached €102 million in the first half, up 25.3% at constant exchange rates, helped by solid performances in Western Europe (+21.9%) and Emerging Markets (+37.5%).

Amaryl® saw net sales fall by 7.7% at constant exchange rates to €217 million, mainly as a result of competition from generics in Japan, and despite growth of 7.2% (at constant exchange rates) in Emerging Markets.

Lovenox® saw first-half net sales decline by 30.9% at constant exchange rates to €1,119 million, hit by competition from generics in the United States where sales fell 58.5% (at constant exchange rates) to €382 million. Outside the United States, sales rose by 7.5% at constant exchange rates to €737 million, driven by Emerging Markets (+12.7% at constant exchange rates, to €274 million) and Western Europe (+4.5%, to €419 million).

Taxotere® reported a 49.1% drop in net sales to €586 million (at constant exchange rates), reflecting competition from generics in Western Europe (-67.2%, to €125 million) and the United States (-54.7%, to €202 million).

Eloxatin® experienced a strong recovery in the first half as net sales surged 185.6% at constant exchange rates to €436 million, reflecting a pick-up in U.S. sales (€301 million, versus €37 million in the first half of 2010) after a court ruling barred generics manufacturers from selling their unauthorized generic versions of oxaliplatin in the United States from June 30, 2010. That said, the recovery was hampered in early 2011 as wholesaler inventories were worked down.

Net sales of Multaq® grew by 114.3% to €131 million, including €91 million in the United States (where the product obtained Tier 2 reimbursement status from two major Managed Care plans) and €34 million in Western Europe.

Jevtana®, which has been available in the United States since July 2010 and in some European Union countries (mainly France and Germany) since April 2011, posted net sales of €96 million in the first half of 2011, including €81 million in the United States.

Net sales of the hypnotic Stilnox®/Ambien®/Myslee® fell by 48.8% at constant exchange rates to €232 million, reflecting competition from generic versions of Ambien® CR in the United States. In Japan, Myslee®, the leading hypnotic in the market, continued to perform well, with net sales up 10.8% at constant exchange rates at €129 million.

Prescription sales of Allegra® were static (-1.6% at constant exchange rates) at €335 million. Strong growth in Japanese sales (+34.1%, to €274 million, accounting for 81.8% of worldwide sales) offset the slump in prescription sales in the United States (-94.9%, to €5 million) due to competition from generic versions of Allegra® D-12 and the conversion of Allegra® into an over-the-counter product in March 2011.

Net sales of Copaxone®, which are generated mainly in Western Europe, fell by 11.8% at constant exchange rates to €233 million, reflecting the end of the co-promotion agreement in certain countries notably the United Kingdom in the fourth quarter of 2010.

Net sales for the Consumer Health Care business advanced by 28.1% at constant exchange rates in the first half to €1,356 million. The main growth drivers were the successful first-quarter launch of Allegra® as an over-the-counter product in the United States, which generated €143 million of net sales in the first half of 2011 (out of total Consumer Health Care sales of €314 million in the United States), and the performance in Emerging Markets where net sales were 19.4% higher at €584 million. The business’s results include the consumer health products of Chattem in the United States from February 2010, and of BMP Sunstone in China from February 2011.

First-half net sales for the Generics business were €848 million, up 17.3% at constant exchange rates, driven by Emerging Markets (+18.1% at constant exchange rates, to €537 million), with a particularly strong performance in Latin America where the Medley product range continues to expand, and also by the United States (+73.2% at constant exchange rates, to €66 million) where Sanofi launched its own authorized generic versions of Ambien® CR and Taxotere®.

Net sales of other products totaled €2,940 million, down 3.6% at constant exchange rates.

For a discussion of sales of Plavix® and Aprovel®/CoAprovel® see section C.3.1.3., “Worldwide Presence of Plavix® and Aprovel®” below.

Genzyme net sales for the first half of 2011

(€ million) Product	Indication	6 months to June 30, (1) 2011	6 months to June 30, 2010	Change on a constant structure basis and at constant(2) exchange rates
Cerezyme®	Gaucher disease	166	—	+58.3%
Myozyme®/Lumizyme®	Pompe disease	99	—	+42.0%
Fabrazyme®	Fabry disease	30	—	+3.5%
Renagel®/Renvela®	Hyperphosphatemia	137	—	+14.6%
Synvisc®	Arthritis	89	—	+17.2%
Other Genzyme products		275	—
Sub-total: Genzyme		796	—	+16.0%

(1)	Includes Genzyme sales since the acquisition date.
(2)	Calculated using Genzyme’s sales for the same period in 2010, and applying 2010 exchange rates to the 2011 sales.

First-half net sales at Genzyme (since the acquisition date) advanced by 16.0% on a constant structure basis and at constant exchange rates, to €796 million. Sales were lifted by a recovery in Cerezyme® sales (€166 million, up 58.3% on a constant structure basis and at constant exchange rates), after production was slowed down in 2010. Sales of Fabrazyme® (€30 million, up 3.5% on a constant structure basis and at constant exchange rates) continued to be dented by supply constraints. Myozyme® saw strong growth (€99 million, up 42.0% on a constant structure basis and at constant exchange rates), driven by the performance of Lumizyme® in the United States. Renagel®/Renvela® posted net sales of €137 million, up 14.6% on a constant structure basis and at constant exchange rates, reflecting the product’s increased market share in Western Europe and the United States. Sales of Synvisc® reached €89 million, up 17.2% on a constant structure basis and at constant exchange rates, driven by the launch of Synvisc One® in Japan.

Geographical split of 2011 first-half net sales of the main pharmaceutical products

(€ million) Product	Western Europe(1)	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets (2)	Change at constant exchange rates	Other countries(3)	Change at constant exchange Rates
Lantus®	362	+5.3%	1,129		+13.5%	296	+24.7%	107	+22.9%
Apidra®	39	+21.9%	33		+12.9%	21	+37.5%	9	+100.0%
Insuman®	50	-9.1%	—		—	14	+16.7%	—	—
Amaryl ®	17	-22.7%	2		-33.3%	114	+7.2%	84	-20.4%
Other products	4	—	—		—	—	—	—	—
Sub-total: diabetes	472	+4.2%	1,164		+13.3%	445	+19.9%	200	+1.6%
Lovenox®	419	+4.5%	382		-58.5%	274	+12.7%	44	+5.0%
Plavix®	219	-42.2%	104	*	-4.6%	347	+8.3%	324	+18.1%
Taxotere®	125	-67.2%	202		-54.7%	156	-23.5%	103	-11.1%
Aprovel®/CoAprovel®	395	-7.3%	23	*	+35.3%	188	+11.4%	57	+6.1%
Eloxatin®	24	0.0%	301		+773.0%	79	+12.9%	32	+6.7%
Multaq®	34	+209.1%	91		+88.2%	3	—	3	+100.0%
Jevtana®	11	—	81		—	4	—	—	—
Stilnox®/Ambien® /Myslee®	27	0.0%	43		-83.2%	31	-8.8%	131	+9.8%
Allegra®	8	-20.0%	5		-94.9%	48	+16.7%	274	+34.6%
Copaxone®	222	-9.8%	—		—	—	-100.0%	11	+11.1%
Tritace®	88	-11.1%	—		—	95	0.0%	11	-26.7%
Depakine®	72	-2.7%	—		—	116	+12.6%	8	0.0%
Xatral®	31	-11.4%	65		-17.1%	32	-8.6%	1	0.0%
Actonel®	30	-47.4%	—		—	42	-12.5%	19	-10.5%
Nasacort®	15	-11.8%	45		-36.1%	12	0.0%	2	0.0%
Other Products	1,263	-7.8%	261		-18.5%	1,039	+5.7%	377	+0.6%
Consumer Health Care	343	+3.6%	314		+126.0%	584	+19.4%	115	+8.2%
Generics	227	+8.2%	66		+73.2%	537	+18.1%	18	-19.0%
Genzyme	219	—	379		—	115	—	83	—
Total Pharmaceuticals	4,244	-6.0%	3,526		+0.2%	4,147	+13.1%	1,813	+14.5%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.
*	Sales of active ingredient to the entity majority-owned by BMS in the United States.

Net sales for the Vaccines business in the first half of 2011 were €1,308 million, down 20.3% at constant exchange rates and 22.7% on a reported basis.

Sales in 2011 have been adversely affected by the lack of sales of vaccines against the A/H1N1 pandemic influenza strain (€419 million in the first half of 2010). Stripping out this effect, net sales were up 6.0% at constant exchange rates, as a strong performance in Emerging Markets (+15.7% at constant exchange rates) offset a 6.2% fall in sales in Western Europe and flat sales in the United States.

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	494	483	+2.3%	+4.1%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	158	532	-70.3%	-69.9%
- of which seasonal influenza vaccines	158	113	+39.8%	+41.6%
- of which pandemic influenza vaccines	—	419	-100.0%	-100.0%
Meningitis/Pneumonia Vaccines (including Menactra®)	183	224	-18.3%	-12.6%
Adult Booster Vaccines (including Adacel®)	206	186	+10.8%	+15.6%
Travel and Other Endemic Disease Vaccines	171	193	-11.4%	-10.9%
Other Vaccines	96	74	+29.7%	+39.9%
Total Vaccines	1,308	1,692	-22.7%	-20.3%

Net sales of Influenza Vaccines fell by 69.9% (at constant exchange rates) to €158 million in the first half of 2011. Strong growth for seasonal influenza vaccines (+41.6% at constant exchange rates, to €158 million) was not enough to offset the lack of sales of pandemic influenza vaccines (€419 million of net sales in the first half of 2010), in both cases primarily in Latin America.

Polio/Pertussis/Hib Vaccines reported growth of 4.1% (at constant exchange rates) to €494 million, driven by a strong performance by Pentaxim® (+29.7%, to €121 million), especially in Emerging Markets.

Meningitis/Pneumonia Vaccines reported net sales of €183 million, down 12.6% at constant exchange rates. Sales show resilience despite a reduction in catch-up vaccinations with the Menactra® quadrivalent meningococcal meningitis vaccine in the United States and the introduction of a rival product.

Net sales of Adult Booster Vaccines rose by 15.6% at constant exchange rates to €206 million, propelled by Adacel® (+21.6%, to €131 million).

Net sales of Travel and Other Endemic Disease Vaccines fell by 10.9% at constant exchange rates to €171 million, due largely to lower sales of vaccines against hepatitis A and rabies.

Sales generated by Sanofi Pasteur MSD, the joint venture with Merck & Co. Inc in Europe (which are not consolidated by Sanofi), came to €308 million in the first half of 2011, down 14.9% on a reported basis. This reflects a drop in sales of Gardasil®, a vaccine that prevents papillomavirus infections which are a cause of cervical cancer (-26.9% on a reported basis, to €89 million).

Geographical split of 2011 first-half Vaccines net sales

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Other countries(3)	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	17	-50.0%	209	-2.7%	215	+18.7%	53	+22.0%
Influenza Vaccines* (incl. Vaxigrip® and Fluzone®)	—	-100.0%	—	-100.0%	147	-67.2%	11	-28.6%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	1	-66.7%	130	-19.2%	47	+20.0%	5	-18.5%
Adult Booster Vaccines (incl. Adacel®)	42	+57.7%	142	+8.6%	12	-20.0%	10	+83.3%
Travel and Other Endemic Disease Vaccines	11	-8.3%	41	-10.0%	98	-18.3%	21	-9.5%
Other Vaccines	6	0.0%	76	+43.9%	8	+14.3%	6	+85.3%
Total Vaccines	77	-41.5%	598	-1.7%	527	-35.2%	106	+12.2%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.
*	Seasonal and pandemic influenza vaccines.

The Animal Health business is carried on by Merial, which has been a wholly-owned subsidiary of Sanofi since September 18, 2009. Following the mutual termination by Sanofi and Merck of their agreement to create a new animal health joint venture, the results of Merial are now included in the results of continuing operations for all of the periods reported (see note B.1.2. to the condensed half-year consolidated financial statements).

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Frontline® and other fipronil-based products	459	446	+2.9%	+4.7%
Vaccines	325	299	+8.7%	+9.7%
Avermectin	198	188	+5.3%	+6.4%
Other Animal Health products	108	104	+3.8%	+6.7%
Total Animal Health	1,090	1,037	+5.1%	+6.7%

Merial reported net sales of €1,090 million for the first half of 2011, representing growth of 6.7% at constant exchange rates (+5.1% on a reported basis), the main growth driver being the performance in Emerging Markets.

Net sales for the companion animals franchise were driven by sales of Frontline® (+4.7% at constant exchange rates, to €459 million). Vaccines sales were sharply higher (+9.7% at constant exchange rates), especially in Emerging Markets (+19.4%) with the success of Vaxxitex®.

Geographical split of 2011 first-half Animal Health net sales

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Other countries(3)	Change at constant exchange rates
Frontline® and other fipronil- based products	138	+6.2%	255	+4.3%	41	+11.1%	25	-8.0%
Vaccines	99	+1.0%	60	+8.6%	160	+19.4%	6	-33.3%
Avermectin	30	+3.4%	106	+0.9%	27	17.4%	35	+23.1%
Other Animal Health products	43	-4.4%	35	+5.6%	17	0.0%	13	+116.7%
Total Animal Health	310	+2.6%	456	+4.1%	245	+16.2%	79	+12.1%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.

C.3.1.2. Net sales by geographic region

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Western Europe(1)	4,631	4,965	-6.7%	-6.4%
United States	4,580	4,819	-5.0%	+0.3%
Emerging Markets(2)	4,919	4,770	+3.1%	+4.9%
Of which Eastern Europe and Turkey	1,350	1,333	+1.3%	+2.0%
Of which Asia (excl. Pacific region)	1,152	1,024	+12.4%	+13.1%
Of which Latin America	1,481	1,518	-2.4%	+1.4%
Of which Africa	470	431	+9.1%	+8.8%
Of which Middle East	418	405	+3.2%	+5.9%
Other Countries(3)	1,998	1,651	+20.9%	+14.4%
Of which Japan	1,368	1,075	+27.2%	+20.4%
Total	16,128	16,205	-0.5%	+1.0%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.

Net sales in Western Europe fell by 6.4% at constant exchange rates to €4,631 million, under the effect of competition from generic versions of Plavix® (-42.2% at constant exchange rates) and of Taxotere® (-67.2% at constant exchange rates), and of austerity measures. At constant exchange rates, net sales were down 11.5% excluding Genzyme.

In the United States, net sales were static (+0.3% at constant exchange rates, to €4,580 million), as the successful launch of Allegra® as an over-the-counter product and good performances from Lantus®, Multaq® and Jevtana® offset the effect of generic versions of Lovenox®, Ambien® CR, Taxotere®, and prescription Allegra®. At constant exchange rates, net sales were down 8.6% excluding Genzyme.

Net sales in Emerging Markets reached €4,919 million, up 10.5% at constant exchange rates after stripping out both the effect of net sales of A/H1N1 vaccines recognized in 2010 (€361 million, mainly in Latin America) and Genzyme’s net sales. Including A/H1N1 vaccines and Genzyme, growth in Emerging Markets net sales was 4.9% at constant exchange rates. Growth excluding Genzyme was 2.2% at constant exchange rates. In Eastern Europe and Turkey, growth (+2.0% at constant exchange rates) was hampered by generic competition for Taxotere® in Turkey.

In the Other Countries region, net sales rose by 14.4% at constant exchange rates. In Japan, net sales came to €1,368 million (+20.4% at constant exchange rates, or +14.0% excluding Genzyme), thanks to fine performances by Plavix® (+24.6%, to €301 million) and Allegra® (+34.1%, to €274 million).

C.3.1.3. Worldwide presence of Plavix® and Aprovel®

Two of our leading products – Plavix® and Aprovel® – were discovered by Sanofi and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. In all territories except Japan, these products are sold either by Sanofi or by BMS in accordance with the terms of the alliance agreement (1).

Worldwide sales of these two products are an important indicator because they facilitate a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitate a user’s ability to understand and assess the effectiveness of our research and development efforts. Also, disclosing sales made by BMS of these two products enables users to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues”, where we record royalties received on those sales; “Share of profit/loss of associates and joint ventures”, where we record our share of the profit/loss of entities included in the BMS Alliance and under BMS operational management; and “Net income attributable to non-controlling interests”, where we record the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management.

Geographical split of 2011 and 2010 first-half worldwide sales of Plavix® and Aprovel®

(€ million)	6 months to June 30, 2011			6 months to June 30, 2010			Change on a reported basis	Change at constant exchange rates
	Sanofi(2)	BMS(3)	Total	Sanofi(2)	BMS(3)	Total
Plavix®/Iscover®(1)
Europe	278	24	302	406	60	466	-35.2%	-35.3%
United States	—	2,415	2,415	—	2,262	2,262	+6.8%	+12.2%
Other countries	639	145	784	551	136	687	+14.1%	+13.1%
Total	917	2,584	3,501	957	2,458	3,415	+2.5%	+5.9%

(€ million)	6 months to June 30, 2011			6 months to June 30, 2010			Change on a reported basis	Change at constant exchange rates
	Sanofi(5)	BMS(3)	Total	Sanofi(5)	BMS(3)	Total
Aprovel®/Avapro®/ Karvea®/Avalide® (4)
Europe	354	66	420	408	81	489	-14.1%	-14.4%
United States	—	209	209	—	266	266	-21.4%	-17.3%
Other countries	223	99	322	198	103	301	+7.0%	+7.3%
Total	577	374	951	606	450	1,056	-9.9%	-8.9%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)

Net sales of Plavix® consolidated by Sanofi, including sales of generics, and excluding sales to BMS (€112 million for the six months to June 30, 2011; €154 million for the six months to June 30, 2010).

(3)

Translated into euros by Sanofi using the method described in Note B.2. to the consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2010 (page F-12).

(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro®, Karvea® and Avalide®.
(5)	Net sales of Aprovel® consolidated by Sanofi, excluding sales to BMS (€86 million for the six months to June 30, 2011; €60 million for the six months to June 30, 2010).

(1)	See Note C.1 to the consolidated financial statements for the year ended December 31, 2010, included in our Annual Report on Form 20-F (pages F-35 and F-36).

Worldwide sales of Plavix®/Iscover® reached €3,501 million in the first half of 2011, a rise of 5.9% at constant exchange rates. In the United States, sales (consolidated by BMS) reported robust growth of 12.2% at constant exchange rates, to €2,415 million. In Europe, net sales of Plavix® fell by 35.3% (at constant exchange rates) to €302 million due to competition from generics. In Japan and China, Plavix® continued its success, with net sales reaching €301 million (+24.6% at constant exchange rates) and €132 million (+29.5% at constant exchange rates), respectively.

Worldwide sales of Aprovel®/Avapro®/Karvea®/Avalide® were €951 million in the first half of 2011, down 8.9% at constant exchange rates, reflecting in particular the voluntary recall of some batches of Avalide® (irbesartan-hydrochlorothiazide) by BMS and Sanofi in the North American, Mexican and Argentinean markets.

C.3.2. Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled €835 million, versus €807 million in the first half of 2010, a rise of 3.5%.

This increase was mainly due to license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which represented €659 million in the first half of 2011, versus €632 million in the first half of 2010 (+4.3% on a reported basis). These revenues were boosted by stronger sales of Plavix® in the United States (+12.2% at constant exchange rates), but also adversely affected by unfavorable trends in the U.S. dollar/euro exchange rate.

C.3.3. Gross profit

Gross profit for the six months to June 30, 2011 was €11,749 million (72.8% of net sales), versus €12,516 million for the comparable period of 2010 (77.2% of net sales). This represents a fall of 6.1%, equivalent to a reduction of 4.4 points in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals business slipped by 3.3 points to 76.3%, reflecting the combined effect of higher royalty revenue (+0.1 of a point) and a deterioration in the ratio of cost of sales to net sales (-3.5 points). This latter trend was mainly due to the adverse effect of generics (primarily Lovenox®, Ambien®CR and Taxotere® in the United States, and Plavix® and Taxotere® in Europe) and to higher raw materials prices for heparins.

For the Vaccines business, the gross margin ratio fell by 9.4 points to 58.7%, mainly due to the non-recurrence in the first half of 2011 of the favorable margins generated on sales of pandemic influenza vaccine in 2010.

The Animal Health business recorded a gross margin ratio of 70.8%, down 0.8 of a point.

In addition, the consolidated gross margin ratio was adversely affected in the first half of 2011 by an expense of €264 million (1.6 points) arising from the workdown during the period of acquired inventories remeasured at fair value in business combinations, primarily Genzyme (€262 million). In the first half of 2010, this expense was €134 million (0.8 of a point), mainly on the workdown of Merial inventories.

C.3.4. Research and development expenses

Research and development (R&D) expenses came to €2,297 million (versus €2,260 million in the first half of 2010), representing 14.2% of net sales (versus 13.9% in the first half of 2010) and a year-on-year increase of 1.6%.

R&D expenses for the Pharmaceuticals business rose by 1.0% or €20 million. The increase in R&D expense caused by the first-time consolidation of Genzyme in the first half of 2011 was almost entirely offset by the effects of the reorganizations initiated by the Group in 2009 and the rationalization of the project portfolio.

R&D expenses for the Vaccines business rose by €17 million (+6.9%), due mainly to the dengue fever and clostridium difficile projects.

In the Animal Health business, R&D expenses fell by €5 million (-6.7%) versus the first half of 2010.

C.3.5. Selling and general expenses

Selling and general expenses amounted to €4,201 million, against €3,955 million in the first half of 2010, a rise of 6.2%. They represented 26.0% of net sales, versus 24.4% in the first half of 2010.

The Pharmaceuticals business generated an increase of €241 million (+7.1%), largely as a result of the first-time consolidation of Genzyme. Excluding Genzyme, selling and general expenses were stable year-on-year, reflecting increased promotional spend on new products but also lower costs on products facing generic competition in Europe and the United States.

Selling and general expenses for the Vaccines business were down by €20 million (-7.0%), thanks to a reduction in selling expenses associated with pandemic influenza vaccines.

In the Animal Health business, selling and general expenses rose by €16 million (+5.2%), in line with the rise in net sales.

C.3.6. Other operating income and expenses

In the first half of 2011, other operating income amounted to €191 million (versus €243 million in the first half of 2010), and other operating expenses to €168 million (versus €141 million in the first half of 2010).

Overall, other operating income and expenses represented net income of €23 million in the first half of 2011, against €102 million in the first half of 2010. The year-on-year fall of €79 million was mainly due to the discontinuation of royalty payments from Teva on North American sales of Copaxone® from the second quarter of 2010.

This line also includes costs associated with the acquisition of Genzyme (€65 million), and a net operational foreign exchange gain of €13 million; this compares with a net operational foreign exchange loss of €110 million in the first half of 2010, which arose at a time of strong exchange rate volatility.

C.3.7. Amortization of intangibles

Amortization charged against intangible assets amounted to €1,701 million in the first half of 2011, compared with €1,802 million in the first half of 2010. The year-on-year reduction of €101 million was mainly due to:

- reductions: a fall in amortization charged against intangible assets recognized on the acquisition of Aventis (€1,059 million in the first half of 2011, versus €1,584 million in the first half of 2010), as some products reached the end of their life cycles in the face of competition from generics;

- increases: new amortization charges in the first half of 2011 on intangible assets recognized on the acquisition of Genzyme in the second quarter of 2011 (impact: €242 million) and on the first-time consolidation of Merial in the first quarter of 2011 (impact: €165 million).

C.3.8. Impairment of intangibles

This line showed impairment losses of €69 million recorded against intangible assets in the first half of 2011, compared with €108 million in the first half of 2010.

Impairment losses booked in the first half of 2011 mainly related to Zentiva generics following a downward revision of sales projections, and the discontinuation of a joint project with Metabolex in diabetes.

In the first half of 2010, impairment losses mainly comprised a partial write-down of the intangible asset relating to pentavalent vaccine Shan5®, for which sales projections were revised to take account of the need to file a new application for WHO pre-qualification following a flocculation problem in some batches.

C.3.9. Fair value remeasurement of liabilities related to contingent consideration

This line records fair value remeasurements of liabilities related to business combinations accounted for in accordance with the revised IFRS 3. Such remeasurements generated a new expense of €66 million in the first half of 2011, relating mainly to contingent purchase consideration on the acquisition of TargeGen, the contingent value rights (CVRs) issued in connection with the Genzyme acquisition, and contingent consideration payable to Bayer as a result of the Genzyme acquisition (see Note B.11. to the condensed half-year consolidated financial statements).

C.3.10. Restructuring costs

Restructuring costs amounted to €467 million in the first half of 2011, compared with €190 million in the first half of 2010, and mainly relate to the transformation program initiated in 2009.

In the first half of 2011, these costs essentially comprised employee-related expenses incurred under plans to adjust headcount in support functions, sales forces and R&D in Europe, along with industrial site rehabilitation costs and accelerated depreciation of property, plant and equipment.

In the first half of 2010, they related mainly to measures taken to adapt chemical industrial operations in France, and sales and R&D functions in Western Europe and North America.

C.3.11. Other gains and losses, and litigation

The only item reported on this line in the first half of 2011 is amortization expense of €517 million, representing the backlog of amortization that was not charged against the tangible and intangible assets of Merial from September 18, 2009 through December 31, 2010 because these assets were classified as held for sale or exchange during that period in accordance with IFRS 5 (see Note B.1.2. to the condensed half-year consolidated financial statements).

Nothing was recorded on this line in the first half of 2010.

C.3.12. Operating income

Operating income for the first half of 2010 was €2,454 million, compared with €4,303 million for the first half of 2010, a fall of 43.0%.

C.3.13. Financial income and expenses

Net financial expense for the period was €178 million, €38 million higher than the figure for the comparable period of 2010 (€140 million).

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €136 million, versus €165 million in the first half of 2010. This reduction reflected:

- a reduction in the average interest rate from 4.1% in the second quarter of 2010 to 2.0% during the second quarter of 2011, attributable to the lower rate charged on the debt contracted to fund the Genzyme acquisition at the end of the first quarter of 2011, so that interest expense was static during the first half of 2011 despite an increase in average debt from €9.3 billion at the end of the second quarter of 2010 to €20.5 billion at the end of the same period for 2011 ;

- an increase in financial income, arising from the higher average level of cash held by the Group during the first half of 2011.

Net financial foreign exchange losses came to €10 million in the first half of 2011, versus €9 million in the first half of 2010.

The figure for the first half of 2010 also included gains on disposals of non-current financial assets amounting to €51 million, mainly on the divestment of the Group’s interest in Novexel.

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures, amounted to €2,276 million in the first half of 2011 compared with €4,163 million in the first half of 2010, a decrease of 45.3%.

C.3.15. Income tax expense

Income tax expense for the period was €472 million, against €1,071 million in the first half of 2010.

The effective tax rate (1) was 27.5%, versus 28.2% in the first half of 2010. The difference relative to the standard income tax rate applicable in France (34%) is mainly due to royalty income being taxed at a reduced rate in France.

This item also includes the tax effects of amortization of intangible assets (including those of Merial from September 18, 2009) and of restructuring costs, amounting respectively to €749 million and €150 million in the first half of 2011 and to €600 million and €63 million in the first half of 2010.

C.3.16. Share of profit/loss of associates and joint ventures

The share of profit/loss of associates and joint ventures totaled €556 million in the first half of 2011, compared with €476 million in the first half of 2010. This line mainly includes Sanofi’s share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which rose by 15.4% to €548 million (versus €475 million in the first half of 2010). This year-on-year rise was mainly due to stronger sales of Plavix® in the United States (+6.8% on a reported basis).

(1) Calculated on the basis of business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests.

C.3.17. Net income

Net income for the first half of 2011 was €2,360 million, compared with €3,568 million for the first half of 2010.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests totaled €136 million in the first half of 2011, compared with €147 million in the first half of 2010. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€125 million, versus €137 million in the first half of 2010); the year-on-year fall is directly related to increased competition from generic versions of clopidogrel (Plavix®) in Europe.

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi amounted to €2,224 million in the first half of 2011, compared with €3,421 million in the first half of 2010.

Basic earnings per share (EPS) was €1.70, 35.1% lower than the 2010 first-half figure of €2.62, based on an average number of shares outstanding of 1,308.6 million in the first half of 2011 and 1,305.8 million in the first half of 2010. Diluted EPS was €1.69, versus €2.61 for the comparable period of 2010.

C.3.20. Business net income (1)

Business net income for the first half of 2011 was €4,320 million, compared with €4,905 million in the first half of 2010, a fall of 11.9%. It represented 26.8% of net sales, compared with 30.3% in the first half of 2010.

Business EPS for the first half of 2011 was €3.30, versus €3.76 for the comparable period of 2010 (a reduction of 12.2%), based on the average number of shares outstanding.

C.4. Consolidated statement of cash flows

Condensed consolidated statement of cash flows

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010
Net cash provided by / (used in) operating activities	3,905	4,372
Net cash provided by / (used in) investing activities	(13,867)	(2,138)
Net cash provided by / (used in) financing activities	9,939	(3,714)
Impact of exchange rates on cash and cash equivalents	(50)	156
Impact of the cash and cash equivalents of Merial	146	—
Net change in cash and cash equivalents – (decrease) / increase	73	(1,324)

Net cash provided by operating activities amounted to €3,905 million in the first half of 2011, compared with €4,372 million in the first half of 2010.

(1) See definition in the Appendix (section E).

Operating cash flow before changes in working capital for the six months ended June 30, 2011 totaled €4,780 million, against €5,711 million a year earlier, reflecting a rise in cost of sales and the first-time consolidation of the selling and general expenses of Genzyme in the first half of 2011.

Working capital requirements rose by €875 million in the period, compared with €1,339 million in the first half of 2010. This improvement was mainly due to lower cash outflows on restructuring in the first half of 2011, and the discontinuation of royalty payments by Teva on Copaxone® in the first half of 2010.

Net cash used in investing activities totaled €13,867 million in the first half of 2011, compared with €2,138 million in the first half of 2010.

Acquisitions of property, plant and equipment and intangible assets amounted to €832 million (after €786 million in the first half of 2010); the main items were investments in industrial and research facilities (€563 million) and contractual payments for intangible rights under license and collaboration agreements (€63 million).

Acquisitions of investments in the period amounted to €13,467 million, net of cash acquired. After including assumed liabilities and commitments, these acquisitions were valued at €13,958 million, mainly comprising the purchase of the equity interests in Genzyme (€13,547 million) and BMP Sunstone. In the first half of 2010, financial investments totaled €1,398 million; after including assumed liabilities and commitments, they were valued at €2,100 million and mainly comprised the purchase of equity interests in Chattem (€1,640 million), Bioton Vostok, Fovea and BiPar.

After-tax proceeds from disposals amounted to €71 million, arising mainly on the sale of intangible assets in Brazil (€36 million). In the first half of 2010, proceeds from disposals were €75 million, the main item being a €47 million gain on the divestment of an equity interest in Novexel. The change in loans and other financial assets (€361 million) is mainly related to the acquisition of Genzyme.

Financing activities provided net cash of €9,939 million in the first half of 2011, after using net cash of €3,714 million in the first six months of 2010. The 2011 first-half figure includes net external funding raised (net change in short-term and long-term debt) of €11,406 million, as opposed to the 2010 first-half figure which included net debt repayments of €229 million. Financing cash flows also include the Sanofi dividend payout of €1,372 million (versus €3,131 million in the first half of 2010), and the acquisition of 2.1 million of the company’s own shares for €113 million.

After the impact of exchange rates and the impact of the cash and cash equivalents of Merial, the net change in cash and equivalents during the first half of 2011 was an increase of €73 million, versus a decrease of €1,324 million in the first half of 2010.

C.5. Consolidated balance sheet

Total assets were €99,594 million as of June 30, 2011, versus €85,264 million as of December 31, 2010, an increase of €14,330 million.

Debt, net of cash and cash equivalents as of June 30, 2011 was €13,231 million, compared with €1,577 million as of December 31, 2010. We define “debt, net of cash and cash equivalents” as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents. The gearing ratio (debt, net of cash and cash equivalents as a proportion of total equity) rose from 3.0% to 25.2%. For analyses of our debt as of June 30, 2011 and December 31, 2010 by type, maturity, interest rate and currency, refer to Note B.9. to the condensed half-year consolidated financial statements.

The financing arrangements in place as of June 30, 2011 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity stood at €52,599 million as of June 30, 2011, compared with €53,288 million as of December 31, 2010. The overall net decrease reflected the following factors:

-

reductions: the dividend payout to shareholders (Sanofi dividend for the 2010 financial year: €1,372 million), and the net change in cumulative translation differences arising from the appreciation of the euro against other currencies (€1,748 million, mainly on the U.S. dollar);

-	increases: net income for the first half of 2011, amounting to €2,360 million.

As of June 30, 2011, Sanofi held 8.2 million of its own shares (0.6% of the share capital), recorded as a deduction from equity.

Goodwill and Other intangible assets (€60,077 million) increased by €15,666 million, mainly as a result of the following factors:

-

increases: acquisitions of companies (€3,902 million of goodwill, €10,704 million of intangible assets), mainly on Genzyme, plus the reclassification of Merial assets previously reported as held for sale or exchange (€1,210 million of goodwill, €3,979 million of intangible assets);

-

reductions: amortization and impairment charged during the period (€2,237 million), including non-recurring amortization charged against Merial assets for the period from September 18, 2009 through December 31, 2010 (see Note C.3.11. above), plus the effects of the translation into euros of assets denominated in other currencies (€1,981 million, mainly on the U.S. dollar).

Provisions and other non-current liabilities (€9,704 million) rose by €378 million, due in particular to a net increase of €167 million in restructuring provisions, the first-time consolidation of new entities (Genzyme and BMP Sunstone), and the reclassification of Merial provisions previously reported as liabilities related to assets held for sale or exchange.

Net deferred tax liabilities (€3,382 million) rose by €2,625 million. This reflects an increase of €3,668 million due to the first-time consolidation of new entities (mainly Genzyme and Merial), partly offset by reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€750 million) and by the effect of the depreciation of other currencies against the euro (€119 million).

Current and non-current liabilities related to business combinations and to non-controlling interests (€1,597 million) increased by €1,111 million, reflecting the recognition in the first half of 2011 of contingent value rights and contingent purchase consideration payable to Bayer, both of which arose as a result of the Genzyme acquisition.

The decrease in assets held for sale or exchange, net of related liabilities (€30 million, versus €5,364 million as of December 31, 2010), corresponds to the reclassification of the net assets of Merial (€5,347 million) to the relevant balance sheet line items (see Note B.7. to the condensed half-year consolidated financial statements).

D. PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on March 1, 2011. The nature of these risks has not significantly changed over the first half of 2011. These risks may materialize during the second half of 2011 or during subsequent periods.

E. APPENDIX – DEFINITION OF FINANCIAL INDICATORS

E.1. Net sales on a constant structure basis and at constant exchange rates

In addition to reported sales, we analyze non-GAAP financial measures designed to isolate the impact on our net sales of currency exchange rates and changes in group structure.

E.1.1. Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2011 first-half reported net sales to net sales at constant exchange rates

(€ million)	6 months to June 30, 2011
Reported net sales for the first half of 2011	16,128
Effect of changes in exchange rates	244
Net sales at constant exchange rates for the first half of 2011	16,372

E.1.2. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

¡

by including sales from an entity or with respect to product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

¡	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

¡	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

E.2. Business net income

“Business operating income”, adopted in order to comply with IFRS 8, is an indicator that we use internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

¡	the amounts reported in the lines Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation, are eliminated;
¡	amortization and impairment losses charged against intangible assets (other than software) are eliminated;
¡	the share of profits/losses of associates and joint-ventures is added;
¡	the share attributable to non-controlling interests is deducted;

¡

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

¡	restructuring costs relating to associates and joint ventures are eliminated.

“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5) (viii) the tax effect related to the items listed in (i) through (vii); as well as (ix) the effects of major tax disputes and (x) the share of non-controlling interests in items (i) through (ix). Items (ii), (v) and (vi) correspond to those reported in the income statement line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.